Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
CONDENSED INTERIM FINANCIAL REPORT – SUPPLEMENTARY DATA

Novartis Q1 2020 Condensed Interim Financial Report – Supplementary Data

Novartis Q1 2020 Condensed Interim Financial Report – Supplementary Data

Key figures [1]	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc 2
Net sales to third parties from continuing operations	12 283	11 106	11	13
Divisional operating income from continuing operations	2 710	2 382	14	21
Corporate income and expense, from continuing operations, net	34	- 140	nm	nm
Operating income from continuing operations	2 744	2 242	22	30
As % of net sales	22.3	20.2
Income from associated companies	123	80	54	52
Interest expense	- 239	- 226	- 6	- 7
Other financial income and expense	- 7	44	nm	nm
Taxes	- 448	- 272	- 65	- 76
Net income from continuing operations	2 173	1 868	16	24
Net loss from discontinued operations		- 101
Net income	2 173	1 767	23	31
Basic earnings per share from continuing operations (USD)	0.96	0.81	19	27
Basic earnings per share from discontinued operations (USD)		-0.04
Basic earnings per share (USD)	0.96	0.77	25	34
Cash flows from operating activities from continuing operations	2 528	2 334	8
Free cash flow from continuing operations [2]	2 021	1 869	8
Core [2]
Core operating income from continuing operations	4 177	3 254	28	34
As % of net sales	34.0	29.3
Core net income from continuing operations	3 549	2 811	26	31
Core net income from discontinued operations		278
Core net income	3 549	3 089	15	19
Core basic earnings per share from continuing operations (USD)	1.56	1.21	29	34
Core basic earnings per share from discontinued operations (USD)		0.12
Core basic earnings per share (USD)	1.56	1.33	17	22
1 Continuing operations include the businesses of Innovative Medicines and Sandoz Division including the US generic oral solids and dermatology portfolio and Corporate activities and discontinued operations include the business of Alcon. See page 33 for full explanation.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 43. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.

Impacts of COVID-19
•
Our operations and product demand remain very stable and strong. Mitigating actions helped to ensure minimal disruption to supply chain and ability to meet forward purchasing demand. Product flow across country borders is working smoothly and we believe that we have sufficient inventory levels in our warehouses to meet demand

•
We estimate[3] that forward purchasing had a favorable impact of approximately USD 0.4 billion on sales. Core operating income benefited by approximately USD 0.4 billion from forward purchasing and lower spending. These impacts are expected to reverse in the remainder of 2020

•	Currently manageable disruption to clinical trials and minimal disruption to ongoing regulatory submissions
•	Our cash collections continue to be according to our normal trade terms, and days sales outstanding remains at normal levels
•	Novartis is well positioned to meet its ongoing financial obligations and has sufficient liquidity to support our normal business activities
3 We provide these management estimates based on the best data available to Novartis, as we believe this information is helpful to our investors to better understand Q1 underlying business performance.

Financials
In order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data for the current and prior years into “continuing” and “discontinued” operations. The results of the Alcon business in 2019 are reported as discontinued operations. See page 33 and Notes 2, 3 and 10 for a full explanation.

The Sandoz US generic oral solids and dermatology businesses will be retained by Novartis, after mutual agreement with Aurobindo to terminate the transaction. This decision was taken as approval from the U.S. Federal Trade Commission for the transaction was not obtained within the agreed timelines.

The commentary below focuses on continuing operations including the businesses of Innovative Medicines and Sandoz, as well as the continuing Corporate functions. We also provide information on discontinued operations.

Continuing operations first quarter

Net sales
Net sales were USD 12.3 billion (+11%, +13% cc) in the first quarter driven by volume growth of 17 percentage points, mainly from Entresto, Zolgensma, Cosentyx and Promacta/Revolade. Volume growth also benefited from COVID-19 related forward purchasing. Strong volume growth was partly offset by price erosion of 3 percentage points and negative impact from generic competition of 1 percentage point. Excluding COVID-19 related forward purchases, we estimate sales growth would have been approximately 9% (cc).

Corporate income and expense, net
Corporate income and expense, which includes the cost of Group management and central services, amounted to an income of USD 34 million in the first quarter compared to an expense of USD 140 million in the prior year, mainly driven by a royalty settlement gain related to intellectual property rights.

Operating income
Operating income was USD 2.7 billion (+22%, +30% cc) mainly driven by higher sales, partly offset by launch investments and higher legal expenses. Operating income margin was 22.3% of net sales, increasing by 2.1 percentage points (+3.1 percentage points cc). Core adjustments amounted to USD 1.4 billion (2019: USD 1.0 billion).

Core operating income was USD 4.2 billion (+28%, +34% cc) mainly driven by higher sales and gross margin, partly offset by launch investments. Core operating income margin was 34.0% of net sales, increasing by 4.7 percentage points (+5.4 percentage points cc). Excluding COVID-19 related forward purchases and lower spending, we estimate core operating income growth would have been approximately 22% (cc) and core operating income margin would have been approximately 32% of net sales.

Income from associated companies
Income from associated companies increased from USD 80 million in prior year to USD 123 million in the first quarter of 2020 mainly due to the increase in the share of income from Roche Holding AG. The estimated first quarter income for Roche Holding AG, net of amortization, was USD 188 million compared to USD 166 million in prior year, and was partly offset by the negative prior year true up of USD 64 million in the first quarter of 2020, compared to a negative true up of USD 129 million in the first quarter of 2019. In addition, a USD 43 million revaluation of the deferred tax liability, recognized upon the initial accounting for the Roche investment, was recorded in the first quarter of 2019, following a change in February 2019, in the enacted tax rate of the Swiss Canton Basel-Stadt, effective January 1, 2019.

Core income from associated companies increased to USD 308 million from USD 278 million in prior year mainly due to a higher estimated core income contribution from Roche Holding AG for the current period. The favorable prior year core income true up from Roche of USD 38 million was broadly in line with the true up recognized in the first quarter of 2019.

Interest expense and other financial income/expense
Interest expense amounted to USD 239 million broadly in line with the prior year interest expense of USD 226 million. Other financial income and expense amounted to a loss of USD 7 million compared to a gain of USD 44 million in prior year due to higher currency losses and lower interest income.

Taxes
The tax rate for continuing operations in the first quarter was 17.1% compared to 12.7% in the prior year.

Excluding the impact of non-deductible legal settlement expenses in the first quarter and the impact of the Swiss tax reform in the prior year, the first quarter tax rates would have been 15.7% compared to 15.4% in the prior year. The increase from prior year was mainly the result of a change in profit mix.

The core tax rate for continuing operations was 16.0% compared to 16.1% in prior year.

Net income, EPS and Free cash flow
Net income was USD 2.2 billion (+16%, +24% cc) mainly driven by higher operating income, partly offset by higher taxes. EPS was USD 0.96 (+19%, +27% cc), growing faster than net income benefiting from lower weighted average number of shares outstanding.

Core net income was USD 3.5 billion (+26%, +31% cc) driven by growth in core operating income, partly offset by higher financial expenses. Core EPS was USD 1.56 (+29%, +34% cc), growing faster than core net income benefiting from lower weighted average number of shares outstanding.

Free cash flow from continuing operations amounted to USD 2.0 billion (+8%) compared to USD 1.9 billion in the prior year quarter. The increase was mainly driven by higher cash flows from operating activities.

Discontinued operations

Discontinued operations include the business of Alcon and certain Corporate costs directly attributable to Alcon up to the spin-off date. As the Alcon spin-off was completed on April 9, 2019, the first quarter of the prior year includes three months of operating results of the divested business.

In the first quarter of 2020, there were no activities related to discontinued operations. In the first quarter 2019, discontinued operations net sales were USD 1.8 billion, operating income amounted to USD 71 million and net loss from discontinued operations was USD 101 million. For further details see Note 2 “Distribution of Alcon Inc. to Novartis AG shareholders”, Note 3 “Significant transactions – Completion of the spin-off of the Alcon business through a dividend in kind distribution to Novartis AG shareholders” and Note 10 “Discontinued operations”.

Total Group first quarter

For the total Group, net income amounted to USD 2.2 billion compared to USD 1.8 billion in prior year, and basic earnings per share was USD 0.96 compared to USD 0.77 in prior year. Cash flow from operating activities for the total Group amounted to USD 2.5 billion and free cash flow to USD 2.0 billion.

Innovative Medicines
	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc
Net sales	9 755	8 780	11	13
Operating income	2 755	2 109	31	38
As % of net sales	28.2	24.0
Core operating income	3 607	2 922	23	28
As % of net sales	37.0	33.3

First quarter
Q1 results were positively impacted by COVID-19 related forward purchasing. Healthcare professionals wrote prescriptions for longer periods, to minimize the need for patients to visit physicians and pharmacies. There was some forward purchasing at the wholesaler and patient level, to anticipate potential shortages. We will closely monitor the impact of these trends on future quarters, and expect the positive effects to reverse over the course of the year. Excluding COVID-19 related forward purchases and lower spending, we estimate1 net sales growth would have been approximately 10% (cc) and core operating income growth would have been approximately 17% (cc) for the Innovative Medicines division.

Net sales were USD 9.8 billion (+11%, +13% cc). Pharmaceuticals BU sales grew 12% (+14% cc), driven by continuing momentum on Entresto and Cosentyx and the launch uptake of Zolgensma. Oncology BU grew 10% (+12% cc) driven by continuing momentum on Promacta/Revolade, Tafinlar + Mekinist and Kisqali as well as the launch uptake of Piqray. Volume contributed 18 percentage points to sales growth. Generic competition had a negative impact of 2 percentage points, mainly driven by Afinitor, Exjade, Travatan and Exforge, and net pricing had a negative impact of 3 percentage points.

Regionally, the US (USD 3.5 billion, +18%) delivered a strong performance driven by Zolgensma, Cosentyx, Entresto and Xiidra. Europe sales (USD 3.4 billion, +9%, +12% cc) benefited from continued strong performance of Entresto, Jakavi, Tafinlar + Mekinist, Kisqali and Ilaris. Japan sales were USD 0.6 billion (+10%, +8% cc). Emerging Growth Markets sales grew (+8%, +14% cc), led by strong double-digit growth in China, including the launches of Entresto and Cosentyx.

Pharmaceuticals BU sales were USD 6.1 billion (+12%, +14% cc). Growth was mainly driven by Entresto (USD 569 million, +59%, +62% cc), Zolgensma (USD 170 million), Cosentyx (USD 930 million, +18%, +19% cc) and Xiidra (USD 90 million).

Oncology BU sales were USD 3.6 billion (+10%, +12% cc). Growth was mainly driven by Promacta/Revolade (USD 403 million, +31%, +33% cc), Tafinlar + Mekinist (USD 366 million, +23%, +26% cc), Piqray (USD 74 million) and Kisqali (USD 161 million, +77%, +82% cc).

Operating income
Operating income was USD 2.8 billion (+31%, +38% cc) mainly driven by continued strong sales growth, partly offset by launch investments. Operating income margin was 28.2% of net sales increasing 4.2 percentage points (5.1 percentage points in cc).

Core adjustments were USD 0.9 billion, mainly due to USD 0.7 billion for amortization. Prior year core adjustments were USD 0.8 billion.

Core operating income was USD 3.6 billion (+23%, +28% cc) mainly driven by continued strong sales growth, partly offset by launch investments. Core operating income margin was 37.0% of net sales, increasing 3.7 percentage points (+4.3 percentage points cc). Core gross margin increased by 1.0 percentage point (cc) driven by productivity and favorable sales mix. Core R&D expenses as a percentage of net sales margin decreased by 1.7 percentage points (cc) mainly driven by higher net sales, productivity and portfolio prioritization. Core SG&A expenses as a percentage of net sales decreased by 1.3 percentage points (cc) benefiting from COVID-19 related net sales and spending impacts. Core other income and expense as a percentage of net sales decreased by 0.3 percentage points.

1 We provide these management estimates based on the best data available to Novartis, as we believe this information is helpful to our investors to better understand Q1 underlying business performance

ONCOLOGY BUSINESS UNIT
	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc
Tasigna	487	434	12	15
Promacta/Revolade	403	307	31	33
Sandostatin	374	392	-5	-3
Tafinlar + Mekinist[1]	366	297	23	26
Gleevec/Glivec	329	307	7	9
Jakavi	318	258	23	27
Afinitor/Votubia	296	373	-21	-20
Exjade/Jadenu	172	238	-28	-26
Votrient	166	187	-11	-9
Kisqali	161	91	77	82
Lutathera	112	106	6	6
Kymriah	93	45	107	109
Piqray	74		nm	nm
Adakveo	15		nm	nm
Other	282	286	-1	1
Total Oncology business unit	3 648	3 321	10	12
  1 Majority of sales for Mekinist and Tafinlar are combination, but both can be used as a monotherapy nm = not meaningful

Tasigna (USD 487 million, +12%, +15% cc) grew in all regions, with solid uptake in China.

Promacta/Revolade (USD 403 million, +31%, +33% cc) continued to grow at a double-digit rate in all regions driven by increased use in chronic immune thrombocytopenia (ITP) and further uptake as first-line treatment for severe aplastic anemia (SAA) in the US.

Sandostatin (USD 374 million, -5%, -3% cc) sales declined due to competitive pressure in the US, Europe and Japan. The brand was also impacted by generic entry in Europe.

Tafinlar + Mekinist (USD 366 million, +23%, +26% cc), the worldwide leader in BRAF/MEK-inhibition, continued to show double-digit growth driven by demand in adjuvant melanoma as well as NSCLC.

Gleevec/Glivec (USD 329 million, +7%, +9% cc) sales benefited from a favorable one-time revenue deduction adjustment in the US, partly offset by increased generic competition.

Jakavi (USD 318 million, +23%, +27% cc) continued double-digit growth across all regions driven by demand in the myelofibrosis, polycythemia vera indications.

Afinitor/Votubia (USD 296 million, -21%, -20% cc) declined due to generic competition in the US, Europe and Emerging Growth Markets.

Exjade/Jadenu (USD 172 million, -28%, -26% cc) declined mainly due to pressure from generic competition in the US and in other regions.

Votrient (USD 166 million, -11%, -9% cc) declined mainly due to increased competition in the US and Europe.

Kisqali (USD 161 million, +77%, +82% cc) continued strong double-digit growth driven by demand in the US, very strong uptake in Europe and other regions benefiting from the impact of positive overall survival data from two pivotal Phase III trials (MONALEESA-7 and MONALEESA-3).

Lutathera (USD 112 million, +6%, +6% cc) launches in Europe contributed to the continued growth of the brand, with over 340 total centers now actively treating patients. Sales from all AAA brands (including Lutathera and radiopharmaceutical diagnostic products) were USD 172 million.
Kymriah (USD 93 million, +107%, +109% cc) grew strongly in US and Europe. Over 230 qualified treatment centers and more than 20 countries have coverage for at least one indication.  The FDA approved expanded manufacturing capacity for Kymriah in the Morris Plains site and granted Regenerative Medicine Advanced Therapy designation in follicular lymphoma.

Piqray (USD 74 million) continued strong launch uptake in the US, benefiting from further uptake in PIK3CA mutation testing. Piqray is the first and only therapy specifically for the approximately 40% of

HR+/HER2- advanced breast cancer patients who have a PIK3CA mutation, which is associated with poor prognosis.

Adakveo (USD 15 million) US launch is progressing well, with high brand awareness among hematologists. Payer coverage and reimbursement expanding, including Medicaid coverage policies issued in 12 states and by many national and regional private payers; C-code was issued on April 1, and a permanent J-code is on track to be issued July 1. Adakveo was approved by the FDA following priority review as the first and only monthly therapy to reduce the frequency of pain crises, or vaso-occlusive crises (VOCs), in adults and pediatric patients aged 16 years and older with sickle cell disease.

PHARMACEUTICAL BUSINESS UNIT

OPHTHALMOLOGY
	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc
Lucentis	487	533	-9	-6
Xiidra	90		nm	nm
Beovu	68		nm	nm
Other	551	628	-12	-10
Total Ophthalmology	1 196	1 161	3	5
nm = not meaningful

Lucentis (USD 487 million, -9%, -6% cc) declined versus prior year due to the negative impact of the COVID-19 pandemic, which has significantly disrupted ophthalmology practices and limited patients access to treatment of retinal diseases.

Xiidra (USD 90 million) is the only prescription eye drop solution marketed in the US and Canada to treat the signs and symptoms of dry eye disease. It is dosed twice per day, approximately 12 hours apart, in each eye. Xiidra is approved in multiple markets including the US, Canada and Australia. Novartis acquired Xiidra from Takeda and began recording sales as of July 1, 2019.

Beovu (USD 68 million) was launched in the US in October 2019, and received market authorization in all the remaining top 9 markets (EU, UK, CH, JP, CA) in Q1 2020. Post marketing cases reported as severe vision loss, retinal artery occlusion and/or vasculitis had an unfavorable impact on US sales. In early April, Novartis completed its review of post-marketing safety case reports. Based on internal and Safety Review Committee assessment, Novartis concluded that there is a confirmed safety signal of rare adverse events of “retinal vasculitis and/or retinal vascular occlusion that may result in severe vision loss. Typically these events occur in the presence of intraocular inflammation.” Novartis has been in dialogue with regulatory authorities and based on this review, Novartis has initiated a safety information update to Beovu prescribing information worldwide. Novartis sponsored studies will be amended so that protocols, informed consent forms, and investigator brochures contain the new safety information and patients re-consented.  Novartis is committed to continuing to collaborate with the scientific and broader retina community to better understand the root causes and potential risk factors associated with these rare adverse events. Novartis continues to believe Beovu represents an important treatment option for patients with wet AMD, with an overall favorable benefit-risk profile.

Other ophthalmology brands declined mainly due to generic impacts, primarily for Travatan.

IMMUNOLOGY, HEPATOLOGY and DERMATOLOGY
	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc
Cosentyx	930	791	18	19
Ilaris	213	151	41	44
Total Immunology, Hepatology and Dermatology	1 143	942	21	23
Xolair sales for all indications are reported in the Respiratory franchise

Cosentyx (USD 930 million, +18%, +19% cc) continued to grow strongly across indications and regions. In the US sales grew 22% vs. Q1 2019 with broad first line access in all three indications (psoriasis, psoriatic arthritis and ankylosing spondylitis). In January, Novartis announced FDA approval for a label update to include the option for up-titration to a 300mg dose for adults with active ankylosing spondylitis.

Ilaris (USD 213 million, +41%, +44% cc) sales were driven by strong double-digit volume growth, particularly in Europe and the US.

NEUROSCIENCE
	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc
Gilenya	772	766	1	2
Zolgensma	170		nm	nm
Aimovig	36	18	100	108
Mayzent	30		nm	nm
Other	12	13	-8	0
Total Neuroscience	1 020	797	28	30
nm = not meaningful

Gilenya (USD 772 million, +1%, +2% cc) was broadly in line with prior year. Novartis is in US ANDA litigation with generic manufacturers. In parallel, an appeal against a USPTO decision upholding the dosage regimen patent in IPR proceedings is ongoing.

Zolgensma (USD 170 million) US launch continues to progress well. Policies are in place covering ~97% of commercial patients and >50% of Medicaid patients. Currently, 25 states representing 42% of newborns are screening for SMA in the US. Novartis was notified by the FDA it has completed its review of the Form 483 response issued on August 2, 2019, and has classified the inspection as Voluntary Action Indicated, and determined that no further enforcement action is necessary. In March 2020, the CHMP recommended Zolgensma for conditional approval in Europe, and the MHLW approved Zolgensma in Japan.

Aimovig (USD 36 million, +100%, +108% cc) is the most prescribed anti-CGRP worldwide, with more than 400,000 patients prescribed worldwide in the post-trial setting. It has now been launched for the preventive treatment of migraine in 38 countries and additional launches are underway. Aimovig is co-commercialized with Amgen in the US, where Amgen records sales and Novartis has exclusive rights in all ex-US territories excluding Japan. The collaboration continues during the litigation between the companies and will remain in force until and unless a final court decision terminates the agreements.

Mayzent (USD 30 million) sales increased driven enhanced education of the EXPAND trial data. Mayzent was approved and launched in the US in 2019 and in Germany, the UK and Austria in February 2020, for the treatment of adult patients with secondary progressive multiple sclerosis (SPMS) with active disease. Mayzent is the first and only oral treatment studied and proven to slow disability progression in a broad range of SPMS patients.

CARDIOVASCULAR, RENAL AND METABOLISM
	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc
Entresto	569	357	59	62
Other	1	6	-83	-95
Total Cardiovascular, Renal & Metabolism	570	363	57	59

Entresto (USD 569 million, +59%, +62% cc) continued demand-driven growth momentum across geographies. Entresto had a strong start of the year in the US, with new weekly prescriptions reaching an all-time-high at >4,500 and strong TRx growth (+46%), as well as in China following NRDL listing. A co-promotion agreement with Otsuka Pharmaceuticals was announced in Japan, where approval and launch are expected in H2 2020. Novartis is in US ANDA litigation with generic manufacturers.

RESPIRATORY
	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc
Xolair	307	281	9	13
Ultibro Group	160	157	2	5
Other	4	7	-43	-25
Total Respiratory	471	445	6	9
Xolair sales for all indications are reported in the Respiratory franchise

Xolair (USD 307 million, +9%, +13% cc) continued to grow in both indications Severe Allergic Asthma (SAA) and Chronic Spontaneous Urticaria (CSU). We co-promote Xolair with Genentech in the US and share a portion of operating income, but we do not record any US sales.

Ultibro Group (USD 160 million, +2%, +5% cc) sales grew despite competitive pressures in all regions. Ultibro Group is consisting of inhaled COPD therapies Ultibro Breezhaler, Seebri Breezhaler and Onbrez Breezhaler.

ESTABLISHED MEDICINES
	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc
Galvus Group	338	315	7	10
Diovan Group	274	261	5	9
Exforge Group	258	267	-3	0
Zortress/Certican	127	116	9	12
Neoral/Sandimmun(e)	101	103	-2	1
Voltaren/Cataflam	92	113	-19	-17
Other	517	576	-10	-8
Total Established Medicines	1 707	1 751	-3	0

Galvus Group (USD 338 million, +7%, +10% cc) grew driven by timing of shipments related to our co-promotion in Japan and continued uptake in China.
Diovan Group (USD 274 million, +5%, +9% cc) grew in Emerging Growth Markets, partially offset by declines in Europe and Japan.
Exforge Group (USD 258 million, -3%, 0% cc) was broadly in line with prior year as growth in Emerging Growth Markets was offset by generic competition in other regions.
Zortress/Certican (USD 127 million, +9%, +12% cc) grew in Europe and Japan, partly offset by a decline in Emerging Growth Markets. There is generic competition in the US since March 2020.
Neoral/Sandimmun(e) (USD 101 million, -2%, +1% cc) was broadly in line with prior year despite generic competition and mandatory price reductions.
Voltaren/Cataflam (USD 92 million, -19%, -17% cc) declined mainly due to generic competition.

Sandoz	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc
Net sales	2 528	2 326	9	11
Operating loss / income	-45	273	nm	nm
As % of net sales	-1.8	11.7
Core operating income	673	461	46	53
As % of net sales	26.6	19.8

Sandoz Transactions
The Sandoz US generic oral solids and dermatology businesses will be retained by Novartis, after mutual agreement with Aurobindo to terminate the transaction. This decision was taken as approval from the U.S. Federal Trade Commission for the transaction was not obtained within the agreed timelines. Sandoz will continue to operate its oral solids and dermatology business as part of the Sandoz US business. The results of this business are included in continuing operations.

First quarter
Q1 results were positively impacted by COVID-19 related forward purchasing. Healthcare professionals wrote prescriptions for longer periods, to minimize the need for patients to visit physicians and pharmacies. There was some forward purchasing at the wholesaler and patient level, to anticipate potential shortages. We will closely monitor the impact of these trends on future quarters, and expect the positive effects to reverse over the course of the year. Excluding COVID-19 related forward purchases and lower spending, we estimate1 net sales growth would have been approximately 7% (cc) and core operating income growth would have been approximately 39% (cc) for the Sandoz division.

Net sales
Net sales were USD 2.5 billion (+9%, +11% cc), driven by volume growth of 15 percentage points, partly offset by price erosion of 4 percentage points. Excluding the US, net sales grew strongly (+13%, +17% cc).

Sales in Europe were USD 1.4 billion (+15%, +19% cc) with strong growth in retail and biopharmaceuticals. Sales in the US were USD 570 million declining 3%. Sales in Asia / Africa / Australasia were USD 334 million (+5%, +7% cc) including contribution from the Aspen Japan acquisition. Sales in Canada and Latin America were USD 196 million (+11%, +19% cc).

Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew to USD 450 million (+28%, +31% cc), driven by continued strong double-digit growth in Europe from Hyrimoz (adalimumab), Rixathon (rituximab) and Erelzi (etanercept) as well as good performance of Omnitrope (somatropin) including in the US. Launch roll-outs in Asia / Africa / Australasia / Canada and Latin America also contributed to growth.

Retail sales were USD 2.0 billion (+6%, +9% cc), growing across all regions, except the US. Europe delivered strong performance with higher volumes and lower price erosion. Total Anti-Infectives franchise sales were USD 331 million (+1%, +3% cc), including finished dosage forms sold under the Sandoz name (USD 222 million, +9%, +12% cc) and Anti-Infectives sold to third parties for sale under their own name (USD 109 million, -13%, -11% cc), which was impacted by a planned contract discontinuation.

Operating income
Operating loss was USD 45 million impacted by USD 0.4 billion legal provisions and the cumulative depreciation and amortization from the termination of the planned Aurobindo transaction. Operating income margin was -1.8% of net sales, declining 13.5 percentage points (-12.4 percentage points cc).

Core adjustments were USD 0.7 billion, including USD 0.2 billion of amortization and USD 0.4 billion legal provisions. Prior year core adjustments were USD 0.2 billion.

 Core operating income was USD 673 million (+46%, +53% cc) mainly driven by sales growth, continued gross margin improvements and cost discipline. Core operating income margin was 26.6% of net sales, increasing 6.8 percentage points (7.3 percentage points cc). Core gross margin increased by 2.5 percentage points (cc), driven by favorable product and geographic mix along with ongoing productivity improvements and lower price erosion. Core R&D expenses decreased by 0.8 percentage points (cc) and Core SG&A expenses decreased by 3.5 percentage points (cc), driven by sales leverage. Core other income and expense decreased by 0.5 percentage points (cc) mainly from lower net legal settlement expenses.

1 We provide these management estimates based on the best data available to Novartis, as we believe this information is helpful to our investors to better understand Q1 underlying business performance

GROUP CASH FLOW AND BALANCE SHEET

Cash Flow

First quarter
Net cash flows from operating activities from continuing operations amounted to USD 2.5 billion, compared to USD 2.3 billion in the prior year quarter. This increase was driven by higher net income adjusted for non-cash items and other adjustments, including divestment gains, partly offset by unfavorable working capital and higher provision payments including legal settlements.

Net cash outflows from investing activities from continuing operations amounted to USD 10.1 billion, compared to net cash inflows of USD 1.8 billion in the prior year quarter.

The current year quarter cash outflows were mainly driven by the USD 9.9 billion used for the acquisitions and divestments of businesses, net (including the acquisition of The Medicines Company for USD 9.5 billion, net of cash acquired USD 0.1 billion, and the acquisition of Japanese business of Aspen Global Incorporated for USD 0.3 billion). Other investing activities cash outflows were USD 0.6 billion for the purchase of property, plant and equipment, intangible assets, financial assets and other non-current assets. These were partly offset by cash inflows of USD 0.4 billion mainly from the sale of financial assets (including the USD 0.2 billion proceeds from the sale of Alcon Inc. shares), of intangible assets and from the net proceeds from sales and purchases of marketable securities and commodities.

In the prior year quarter, net cash inflows of USD 1.8 billion from investing activities from continuing operations were mainly related to net cash inflows of USD 2.3 billion from the sale of marketable securities and commodities, and of USD 0.3 billion in proceeds from the sale of property, plant and equipment, intangible assets and financial assets. These were partly offset by cash outflows of USD 0.7 billion for the purchase of property, plant and equipment, intangible assets and financial assets. Cash outflows for acquisitions and divestments of business, net, amounted to USD 0.1 billion.

Net cash flows used in investing activities from discontinued operations in the first quarter are not material compared to USD 0.4 billion in the prior year quarter. The prior year quarter included mainly the cash outflow of USD 0.3 billion for the acquisition of PowerVision, Inc.

Net cash inflows from financing activities from continuing operations amounted to USD 1.0 billion, compared to net cash outflows of USD 10.3 billion in the prior year quarter.

The current year quarter includes net cash inflows of USD 0.7 billion from net treasury share transactions and of USD 7.6 billion from current and non-current financial debt; consisting of USD 4.9 billion from issuance of bonds denominated in US dollars (notional amount of USD 5.0 billion), USD 3.7 billion from the net increase in current financial debts and the repayment of a US dollar bond of USD 1.0 billion at maturity. These inflows were partially offset by cash outflows of USD 7.0 billion for the dividend payment and USD 0.3 billion for the net payments for lease liabilities and other financing cash flows.

In the prior year quarter, net cash outflows of USD 10.3 billion from financing activities from continuing operations mainly included the cash outflows of USD 6.6 billion for the dividend payment, the repayment of a US dollar bond of USD 3.0 billion and for the net decrease of current financial debt of USD 0.1 billion. Payments for lease liabilities, net, and other financing net cash flows resulted in a net cash outflow of USD 0.5 billion.

Net cash outflows used for financing activities from discontinued operations amounted to USD 13 million for Alcon transaction costs payments, compared to net cash inflows of USD 0.6 billion in the prior year quarter, including USD 0.3 billion from Alcon borrowings, partly offset by USD 51 million in payments for Alcon transaction costs.

Free cash flow from continuing operations amounted to USD 2.0 billion (+8%) compared to USD 1.9 billion in the prior year quarter. The increase was mainly driven by higher cash flows from operating activities.

Balance sheet

In December 31, 2019, the assets and liabilities of the Sandoz US generic oral solids and dermatology businesses were reported as current assets and liabilities held for sale in the consolidated balance sheet. The Sandoz US generic oral solids and dermatology businesses will now be retained by Novartis, after mutual agreement with Aurobindo to terminate the transaction. This decision was taken as approval from the U.S. Federal Trade Commission for the transaction was not obtained within the agreed timelines. As such, these assets and liabilities are reclassified to their respective consolidated balance sheet lines as at March 31, 2020, prior year consolidated balance sheet is not restated (see Note 2 and 3).

Assets
Total non-current assets of USD 100.0 billion at March 31, 2020, increased by USD 11.1 billion compared to December 31, 2019. Intangible assets other than goodwill increased by USD 8.7 billion mainly due to the acquisitions of The Medicines Company and Aspen Global Incorporated, net additions and the reclassification of the intangible assets of the disposal group held for sale of USD 0.3 billion, partially offset by amortization and impairments. Goodwill increased by USD 2.4 billion and deferred tax assets by USD 0.6 billion mainly due to the acquisition of The Medicines Company. Property, plant and equipment decreased by USD 0.1 billion, as the increase due to net additions and the reclassification of the property, plant and equipment of the disposal group held for sale of USD 0.1 billion were more than offset by depreciation and currency translation adjustments. Investments in associated companies and financial assets decreased by USD 0.3 billion, while other non-current assets increased by USD 0.3 billion mainly due an increase in the prepaid benefit costs of USD 0.2 billion, primarily from impacts of market volatilities on plan assets and changes in discount rates used to calculate the actuarial defined benefit obligations. Right-of-use assets were broadly in line compared to December 31, 2019.

Total current assets of USD 23.1 billion at March 31, 2020, decreased by USD 6.4 billion compared to December 31, 2019. This was mainly driven by a decrease in cash and cash equivalents of USD 6.6 billion. Inventories increased by USD 0.4 billion, partly due to the reclassification of the inventory of the disposal group held for sale. Trade receivables increased by USD 0.2 billion to USD 8.5 billion and other current assets increased by USD 0.3 billion. Marketable securities, commodities, time deposits, and derivative financial instruments and income tax receivable remained broadly in line with December 31, 2019.

Liabilities
Total non-current liabilities of USD 40.8 billion increased by USD 6.3 billion compared to December 31, 2019. Long-term financial debts increased by USD 3.4 billion, mainly driven by the issuance of US dollar denominated bonds for a notional amount of USD 5.0 billion partly offset by the reclassification from non-current to current financial debt of EUR 1.3 billion (USD 1.4 billion) bonds due in 2021. Deferred tax liabilities increased by USD 1.7 billion mainly due to the acquisition of The Medicines Company. Provisions and other non-current liabilities increased by USD 1.2 billion mainly due to USD 0.9 billion increase of pension obligations, mainly resulting from actuarial losses primarily from impact of market volatilities on plan assets and changes in discount rates used to calculate the actuarial defined benefit obligations. Lease liabilities were broadly in line compared to December 31, 2019.

Total current liabilities of USD 31.3 billion increased by USD 3.0 billion compared to December 31, 2019. Financial debts and derivative financial instruments increased by USD 3.9 billion, due to the reclassification from non-current to current financial debt of EUR 1.3 billion (USD 1.4 billion) bonds due in 2021 and higher short-term borrowings, partly offset by the repayment of a US dollar bond of USD 1.0 billion at maturity. This net increase was partially offset by a decrease of USD 0.4 billion in provisions and other current liabilities and a decrease of USD 0.6 billion in trade payables. Lease liabilities and current income tax liabilities were broadly in line compared to December 31, 2019.

Group equity
The Group’s equity decreased by USD 4.6 billion to USD 51.0 billion at March 31, 2020 compared to December 31, 2019. This decrease was mainly due to the cash-dividend payment of USD 7.0 billion, net actuarial losses of USD 0.6 billion and purchase of treasury shares of USD 0.1 billion. This was partially offset by net income of USD 2.2 billion, the net effect of exercise of options and employee transactions of USD 0.8 billion and equity-based compensation of USD 0.2 billion.

Net debt and debt/equity ratio
The Group’s liquidity amounted to USD 5.0 billion at March 31, 2020, compared to USD 11.4 billion at December 31, 2019. Total non-current and current financial debts, including derivatives, amounted to USD 34.8 billion at March 31, 2020, compared to USD 27.4 billion at December 31, 2019. The debt/equity ratio increased to 0.68:1 at March 31, 2020, compared to 0.49:1 at December 31, 2019. The net debt increased to USD 29.8 billion at March 31, 2020, compared to USD 15.9 billion at December 31, 2019.

Group Liquidity
We continuously track our liquidity positions and assets / liabilities profile. We have a strong balance sheet and related funding capabilities to meet our funding needs. Concerning the COVID-19 situation, the Group has not experienced liquidity or cash flow disruptions during the first quarter of 2020 and maintains a cash and cash equivalents position of USD 4.5 billion as per March 31, 2020. We believe that our strong credit rating allows for continued access to short term funding in the US commercial paper market. The Group further has a committed credit facility of USD 6.0 billion as a backstop for the US commercial paper program, which was undrawn as of March 31, 2020, providing a further source of liquidity if needed. Novartis is well positioned to meet its ongoing financial obligations and has sufficient liquidity to support our normal business activities.

Innovation Review

Benefiting from our continued focus on innovation, Novartis has one of the industry’s most innovative and inventive pipelines with more than 160 projects in clinical development.

Selected Innovative Medicines approvals: US, EU and Japan in Q1
Product	Active ingredient/ Descriptor	Indication	Region
Beovu	brolucizumab	Neovascular (wet) AMD	EU & Japan
Mayzent	siponimoid	Secondary Progressive Multiple Sclerosis (SPMS)	EU
Zolgensma	onasemnogene abepar-vovec	Spinal Muscular Atrophy (IV formulation)	Japan

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
BYL719 (Piqray in US, alpelisib)	PIK3CA mutant HR+, HER2 (-) postmenopausal adv BC 2nd line (+fulv)	Approved	Q4 2018
Cosentyx	Non-radiographic axial spondyloarthritis	Q4 2019	Q3 2019	Q4 2019	- CHMP positive opinion received in March - US FDA file accepted
Entresto	HF with reduced ejection fraction	Approved	Approved	Q3 2019
	Chronic heart failure with preserved ejection fraction	Q2 2020			- Submitted to FDA in April 2020
INC280 (capmatinib)	NSCLC (cMET amp and mut)	Q4 2019		Q4 2019	- Granted FDA Priority Review
KJX839 (inclisiran)	Hyperlipidemia	Q4 2019	Q1 2020
Mayzent	SPMS	Approved	Approved	Q1 2019
OMB157 (ofatumumab)	Relapsing Multiple Sclerosis	Q4 2019	Q1 2020		- on track for June 2020 FDA approval
QMF149	Asthma		Q2 2019	Q3 2019	- CHMP positive opinion received – Mar-2020 - Japan decision anticipated H1 2020
QVM149	Asthma		Q2 2019	Q3 2019	- CHMP positive opinion anticipated Q2 2020 - Japan decision anticipated H1 2020
SEG101 (Adakveo in US)	Sickle cell disease	Approved	Q2 2019
Xiidra	Dry eye	Approved	Q4 2018	Q1 2020	- CHMP opinion anticipated mid 2020
Xolair	Nasal polyps	Q3 2019	Q4 2019
Zolgensma (AVXS-101)	Spinal Muscular Atrophy (IV formulation)	Approved	Q4 2018	Approved	- Positive CHMP opinion received in Q1 2020 for conditional approval

Selected Innovative Medicines pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ABL001	Chronic myeloid leukemia 3rd line	2021	III
ACZ885 (canakinumab)	Adjuvant NSCLC	2023	III	- Enrollment ongoing for Phase III studies
	1st line NSCLC	2021	III	- Completed enrollment in Jan-2020
	2nd line NSCLC	2021	III

AVXS-101 IT	Spinal Muscular Atrophy (IT formulation)	2020	I / II
- STRONG data at MDA showed remarkable increases in HFMSE scores and a consistent clinically meaningful response
- FDA requested additional pre-clinical data to release the partial clinical hold. Plan to engage with FDA during Q2 to clarify scope of data required
- BLA submission timing dependent on FDA feedback could range from H2 2020 to 2021

AVXS-201	Rett Syndrome	2023	I
BYL719 (alpelisib)	PROS (PIK3CA-related overgrowth spectrum)	2020	II	- Potential US filing in 2020 based on RWE data
	HER2+ adv breast cancer	2023	III
	Triple negative breast cancer	2023	III
	Head and neck squamous cell carcinoma	≥2024	III
	Ovarian Cancer	2023	III
CEE321	Atopic dermatitis	≥2024	I
CFZ533 (iscalimab)	Renal Tx	2023	II
	Liver Tx	≥2024	II
	Sjoegren’s syndrome	≥2024	II
Coartem	Malaria uncomplicated, <5kg patients	2023	III
Cosentyx	Ankylosing spondylitis head-to-head vs. adalimumab	2022	III
	Hidradenitis suppurativa	2022	III
	Axial spondyloarthritis IV regimen	2022	III
	Giant cell arteritis	≥2024	II
	Lichen Planus	≥2024	II
	Lupus Nephritis	≥2024	II
CPK850	Retinitis pigmentosa	≥2024	II
CSJ117	Severe asthma	2023	II
ECF843	Dry eye	2022	II
Entresto	Post-acute myocardial infarction	2021	III	- March 2020: Enrollment completed; Interim efficacy analysis completed, trial continues as planned
INC280 (capmatinib)	Solid Tumors	≥2024	II
Jakavi	Acute graft-versus-host disease (GvHD)	2021	III	- Phase III results published in NEJM, confirming significant improvement in overall response
	Chronic graft-versus-host disease (GvHD)	2021	III
KAE609 (cipargamin)	Malaria uncomplicated	≥2024	II
	Malaria severe	≥2024	II
KAF156 (ganaplacide)	Malaria uncomplicated	≥2024	II
Kisqali + endocrine therapy	HR+/HER2- early BC (adjuvant)	2022	III	- Potential for registration as early as 2022 assuming positive, pre-planned interim analysis
KJX839 (inclisiran)	Secondary prevention of cardiovascular events in patients with elevated levels of LDLC	≥2024	III	- Acquired from The Medicines Company in Jan 2020

Kymriah (tisagenlecleucel)	r/r Follicular lymphoma	2021	II
	r/r DLBCL in 1st relapse	2021	III
+ pembrolizumab	r/r DLBCL	≥2024	II
LAM320	Multi-drug resistant tuberculosis	2021	III
LJC242 (tropifexor + cenicriviroc)	Non-alcoholic steatohepatitis (NASH)	≥2024	II
LJN452 (tropifexor)	Non-alcoholic steatohepatitis (NASH)	≥2024	II	- FDA Fast Track designation
LMI070	Spinal Muscular Atrophy	≥2024	II	- FDA Orphan designation, EMA Orphan status obtained - Dose ranging study ongoing
LNA043	Osteoarthritis	≥2024	II
LNP023	Paroxysmal nocturnal hemoglobinuria	2023	II
	IgA nephropathy	2023	II
	Membranous nephropathy	≥2024	II
	C3 glomerulopathy	2023	II
	Atypical haemolytic uraemic syndrome	2023	II
LOU064	Chronic Spontaneous Urticaria	2023	II
	Sjögren’s syndrome	≥2024	II
177Lu-PSMA-617	Metastatic castration-resistant prostate cancer	2020	III	- On track for H2 2020 readout
177Lu-PSMA-R2	Prostate cancer	≥2024	I
177Lu-NeoB	Multiple Solid Tumor	≥2024	I
LXE408	Visceral leishmaniosis	≥2024	II
MBG453	Myelodysplastic syndrome	2021	II
	Unfit AML	≥2024	II
PDR001 + Tafinlar + Mekinist	Metastatic BRAF V600+ melanoma	2020	III	- Expected submission in H2 2020
PDR001 Combo	Malignant melanoma	≥2024	II	- Enrollment ongoing
QBW251	COPD	≥2024	II	- Phase IIb recruitment ongoing
QGE031 (ligelizumab)	Chronic Spontaneous Urticaria / Chronic Idiopathic Urticaria	2021	III
RTH258 (brolucizumab)	Diabetic macular edema	2021	III	- Expected readout in H2 2020
	Retinal vein occlusion	2023	III
	Diabetic retinopathy	2023	III
SAF312	Chronic ocular surface pain	≥2024	II
TQJ230	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	≥2024	III	- Trial initiated, FPFV in Q4 2019
UNR844	Presbyopia	≥2024	II
VAY736 (ianalumab)	Auto-immune hepatitis	≥2024	II
	Primary Sjoegren’s syndrome	≥2024	II	- FDA Fast Track designation
VPM087	1st line colorectal cancer / 1st line renal cell carcinoma	≥2024	I
Xolair	Food Allergy	2021	III
ZPL389 (adriforant)	Atopic dermatitis	≥2024	II

Selected Sandoz approvals and pipeline projects
Project/ Compound	Potential indication/ Disease area	News update
GP2411 (denosumab)	Osteoporosis, skeletal-related in bone met. pts (same as originator)	- In Phase III - First patient enrolled July 2019
Insulin glargine, lispro, aspart	Diabetes	- Collaboration with Gan & Lee
natalizumab	Multiple sclerosis and Crohn’s disease	- Collaboration Polpharma Biologics
trastuzumab	HER2-positive cancer tumors	- Collaboration EirGenix

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

First quarter (unaudited)

(USD millions unless indicated otherwise)	Note	Q1 2020	Q1 2019	Change

Net sales to third parties from continuing operations	9	12 283	11 106	1 177
Sales to discontinued segment			53	-53

Net sales from continuing operations		12 283	11 159	1 124
Other revenues	9	425	296	129
Cost of goods sold		-3 722	-3 251	-471

Gross profit from continuing operations		8 986	8 204	782
Selling, general and administration		-3 486	-3 330	-156
Research and development		-2 060	-2 299	239
Other income		261	203	58
Other expense		-957	-536	-421

Operating income from continuing operations		2 744	2 242	502
Income from associated companies		123	80	43
Interest expense		-239	-226	-13
Other financial income and expense		-7	44	-51

Income before taxes from continuing operations		2 621	2 140	481
Taxes		-448	-272	-176

Net income from continuing operations		2 173	1 868	305

Net loss from discontinued operations	10		-101	101

Net income		2 173	1 767	406

Attributable to:
Shareholders of Novartis AG		2 176	1 766	410
Non-controlling interests		-3	1	-4

Weighted average number of shares outstanding - Basic (million)		2 275	2 318	-43

Basic earnings per share from continuing operations (USD)[1]		0.96	0.81	0.15

Basic earnings per share from discontinued operations (USD)[1]			-0.04	0.04

Total basic earnings per share (USD)[1]		0.96	0.77	0.19

Weighted average number of shares outstanding – Diluted (million)		2 292	2 339	-47

Diluted earnings per share from continuing operations (USD)[1]		0.95	0.80	0.15

Diluted earnings per share from discontinued operations (USD)[1]			-0.04	0.04

Total diluted earnings per share (USD)[1]		0.95	0.76	0.19

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Consolidated statements of comprehensive income

First quarter (unaudited)

(USD millions)	Q1 2020	Q1 2019	Change

Net income	2 173	1 767	406

Other comprehensive income to be eventually recycled into the consolidated income statement:
Fair value adjustments on debt securities, net of taxes	-1	1	-2
Fair value adjustments on deferred cash flow hedges, net of taxes		1	-1

Total fair value adjustments on financial instruments, net of taxes	-1	2	-3
Novartis share of other comprehensive income recognized by associated companies, net of taxes	-12	-54	42
Net investment hedge	37	39	-2
Currency translation effects	2	-336	338

Total of items to eventually recycle	26	-349	375

Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial losses from defined benefit plans, net of taxes[1]	-612	-503	-109
Fair value adjustments on equity securities, net of taxes	-74	95	-169

Total of items never to be recycled	-686	-408	-278

Total comprehensive income	1 513	1 010	503

Attributable to:
Shareholders of Novartis AG	1 516	1 010	506
Continuing operations	1 516	1 023	493
Discontinued operations		-13	13
Non-controlling interests	-3	0	-3

[1] Included in 2019 is a USD -358 million impact related to the revaluation of deferred tax assets on Swiss pension plans that were previously recognized through other comprehensive income. This revaluation resulted from the Swiss canton Basel-Stadt tax reform, enacted in February 2019.

Consolidated balance sheets

(USD millions)	Note	Mar 31, 2020 (unaudited)	Dec 31, 2019 (audited)	Change

Assets
Non-current assets
Property, plant and equipment	9	11 933	12 069	-136
Right-of-use assets		1 627	1 677	-50
Goodwill	9	28 937	26 524	2 413
Intangible assets other than goodwill	9	37 451	28 787	8 664
Investments in associated companies		8 303	8 644	-341
Deferred tax assets		8 542	7 909	633
Financial assets		2 218	2 518	-300
Other non-current assets		988	738	250

Total non-current assets		99 999	88 866	11 133

Current assets
Inventories		6 398	5 982	416
Trade receivables		8 541	8 301	240
Income tax receivables		254	254	0
Marketable securities, commodities, time deposits and derivative financial instruments		445	334	111
Cash and cash equivalents		4 528	11 112	-6 584
Other current assets		2 932	2 680	252

Total current assets without disposal group		23 098	28 663	-5 565

Assets of disposal group held for sale	3		841	-841

Total current assets		23 098	29 504	-6 406

Total assets		123 097	118 370	4 727

Equity and liabilities
Equity
Share capital		936	936
Treasury shares		-68	-80	12
Reserves		50 035	54 618	-4 583

Issued share capital and reserves attributable to Novartis AG shareholders		50 903	55 474	-4 571
Non-controlling interests		74	77	-3

Total equity		50 977	55 551	-4 574

Liabilities
Non-current liabilities
Financial debts		23 800	20 353	3 447
Lease liabilities		1 690	1 703	-13
Deferred tax liabilities		7 524	5 867	1 657
Provisions and other non-current liabilities		7 812	6 632	1 180

Total non-current liabilities		40 826	34 555	6 271

Current liabilities
Trade payables		4 828	5 424	-596
Financial debts and derivative financial instruments		10 956	7 031	3 925
Lease liabilities		249	246	3
Current income tax liabilities		2 305	2 194	111
Provisions and other current liabilities		12 956	13 338	-382

Total current liabilities without disposal group		31 294	28 233	3 061

Liabilities of disposal group held for sale	3		31	-31

Total current liabilities		31 294	28 264	3 030

Total liabilities		72 120	62 819	9 301

Total equity and liabilities		123 097	118 370	4 727

Consolidated statements of changes in equity

First quarter (unaudited)

(USD millions)	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2020	936	-80	59 275	-4 657	55 474	77	55 551

Net income			2 176		2 176	-3	2 173
Other comprehensive income			-12	-648	-660	0	-660

Total comprehensive income			2 164	-648	1 516	-3	1 513

Dividends			-6 987		-6 987		-6 987
Purchase of treasury shares		-1	-140		-141		-141
Exercise of options and employee transactions		8	815		823		823
Equity-based compensation		5	157		162		162
Shares delivered to Alcon employees as a result of the Alcon spin-off		0	21		21		21
Taxes on treasury share transactions			30		30		30
Fair value adjustments on financial assets sold			16	-16
Other movements			5		5		5

Total of other equity movements		12	-6 083	-16	-6 087		-6 087

Total equity at March 31, 2020	936	-68	55 356	-5 321	50 903	74	50 977

(USD millions)	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2019	944	-69	82 191	-4 452	78 614	78	78 692

Impact of change in accounting policies[1]			3		3		3

Restated equity at January 1, 2019	944	-69	82 194	-4 452	78 617	78	78 695

Net income			1 766		1 766	1	1 767
Other comprehensive income			-54	-702	-756	-1	-757

Total comprehensive income			1 712	-702	1 010		1 010

Dividends			-6 645		-6 645		-6 645
Dividend in kind[2]			-26 361		-26 361		-26 361
Purchase of treasury shares		-1	-201		-202		-202
Exercise of options and employee transactions		3	197		200		200
Equity-based compensation		4	268		272		272
Decrease of treasury share repurchase obligation under a share buyback trading plan			284		284		284
Transaction costs, net of taxes[3]			48		48		48
Fair value adjustments on financial assets sold			16	-16
Other movements			6		6		6

Total of other equity movements		6	-32 388	-16	-32 398		-32 398

Total equity at March 31, 2019	944	-63	51 518	-5 170	47 229	78	47 307

[1] The impact of change in accounting policy includes USD 3 million related to the implementation of IFRS 16 Leases.
[2] Fair value of the dividend in kind of the Alcon business distributed to Novartis AG shareholders and ADR (American Depositary Receipt) holders approved at the 2019 Annual General Meeting held on February 28, 2019. Distribution was effected on April 9, 2019, whereby each Novartis AG shareholders and ADR holder received 1 Alcon Inc. share for every 5 Novartis AG shares/ADRs they held on April 8, 2019, close of business (see Notes 2, 3 and 10 for further details).

[3] Transaction costs directly attributable to the distribution (spin-off) of the Alcon business to Novartis AG shareholders.

Consolidated statements of cash flows

First quarter (unaudited)

(USD millions)	Note	Q1 2020	Q1 2019	Change

Net income from continuing operations		2 173	1 868	305
Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	6.1	2 857	2 016	841
Dividends received from associated companies and others		487	460	27
Interest received		32	85	-53
Interest paid		-94	-167	73
Other financial receipts		209		209
Other financial payments		-9	-44	35
Taxes paid	6.2	-596	-400	-196

Net cash flows from operating activities from continuing operations before working capital and provision changes		5 059	3 818	1 241
Payments out of provisions and other net cash movements in non-current liabilities		-404	-193	-211
Change in net current assets and other operating cash flow items		-2 127	-1 291	-836

Net cash flows from operating activities from continuing operations		2 528	2 334	194

Net cash flows from operating activities from discontinued operations			78	-78

Total net cash flows from operating activities		2 528	2 412	116

Purchases of property, plant and equipment		-237	-282	45
Proceeds from sale of property, plant and equipment		3	164	-161
Purchases of intangible assets		-246	-337	91
Proceeds from sale of intangible assets		56	71	-15
Purchases of financial assets		-52	-109	57
Proceeds from sale of financial assets		242	35	207
Purchases of other non-current assets		-41	-10	-31
Proceeds from sale of other non-current assets		0	3	-3
Acquisitions and divestments of interests in associated companies, net		-2	-2	0
Acquisitions and divestments of businesses, net	6.3	-9 901	-96	-9 805
Purchases of marketable securities and commodities		-271	-45	-226
Proceeds from sale of marketable securities and commodities		322	2 359	-2 037

Net cash flows used in/from investing activities from continuing operations		-10 127	1 751	-11 878
Net cash flows used in investing activities from discontinued operations	10	-14	-423	409

Total net cash flows used in/from investing activities		-10 141	1 328	-11 469

Dividends paid to shareholders of Novartis AG		-6 987	-6 645	-342
Acquisitions of treasury shares		-141	-222	81
Proceeds from exercised options and other treasury share transactions		816	200	616
Increase in non-current financial debts		4 945		4 945
Repayments of non-current financial debts		-1 000	-3 001	2 001
Change in current financial debts		3 655	-149	3 804
Payment of lease liabilities, net		-68	-22	-46
Other financing cash flows, net		-194	-461	267

Net cash flows from/used in financing activities from continuing operations		1 026	-10 300	11 326

Net cash flows used in/from financing activities from discontinued operations	10	-13	617	-630

Total net cash flows from/used in financing activities		1 013	-9 683	10 696

Net change in cash and cash equivalents before effect of exchange rate changes		-6 600	-5 943	-657
Less cash and cash equivalents of discontinued operations at March 31, 2019			-499	499
Effect of exchange rate changes on cash and cash equivalents		16	-22	38

Total net change in cash and cash equivalents		-6 584	-6 464	-120
Cash and cash equivalents at January 1		11 112	13 271	-2 159

Cash and cash equivalents at March 31		4 528	6 807	-2 279

Notes to the Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2020 (unaudited)

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2020, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2019 Annual Report published on January 29, 2020.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2019 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The preparation of ﬁnancial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year, which affect the reported amounts of assets and liabilities, including any contingent amounts, the distribution liability recognized in connection with the distribution of Alcon Inc. to Novartis AG shareholders, as well as of revenues and expenses. Actual outcomes and results could differ from those estimates and assumptions.

As disclosed in the 2019 Annual Report, goodwill, and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s results of operations and financial condition.

Non-current assets held for sale or held for distribution to owners

Non-current assets are classified as assets held for sale or related to discontinued operations when their carrying amount is to be recovered principally through a sale transaction or distribution to owners and a sale or distribution to owners is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell with any resulting impairment recognized. Assets related to discontinued operations and assets of disposal group held for sale are not depreciated or amortized. The prior year consolidated balance sheet is not restated.

If in a subsequent period, the criteria for classification as held for sale are no longer met, the recoverable amount of assets and liabilities are reclassified out of assets held for sale into the respective balance sheet lines, prior year consolidated balance sheet is not restated. The cumulative amount of depreciation and amortization not recorded since the date of their classification to assets held for sale, and any required adjustments to the recoverable amounts of assets are recognized in the consolidated income statement.

Distribution of Alcon Inc. to Novartis AG shareholders

During the first quarter of 2019, at the Annual General Meeting (AGM) of Novartis AG shareholders, held on February 28, 2019, the Novartis AG shareholders approved a special distribution by way of a dividend in kind to effect the spin-off of Alcon Inc.

The February 28, 2019, shareholder approval for the spin-off required the Alcon Division and selected portions of corporate activities attributable to Alcon’s business (the “Alcon business”) to be reported as discontinued operations.

The shareholder approval to spin off the Alcon business also required the recognition of a distribution liability at the fair value of the Alcon business. The Group elected to measure the distribution liability at the fair value of the Alcon business net assets taken as a whole. The distribution liability was recognized through a reduction in retained earnings. It was required to be adjusted at each balance sheet date for changes in its estimated fair value, up to the date of the distribution to shareholders through retained earnings. Any resulting impairment of the business assets to be distributed would have been recognized in the consolidated income statements in “Other expense” of discontinued operations, at the date of initial recognition of the distribution liability or at subsequent dates resulting from changes of the distribution liability valuation. At the April 8, 2019 distribution settlement date, the resulting gain, which was measured as the excess amount of the distribution liability over the then-carrying value of the net assets of the business distributed, was recognized on the line “Gain on distribution of Alcon Inc. to Novartis AG shareholders” in the income statement of discontinued operations.

The recognition of the distribution liability required the use of valuation techniques for purposes of impairment testing of the Alcon business’ assets to be distributed and for the measurement of the fair value of the distribution liability. These valuations required the use of management assumptions and estimates related to the Alcon business’ future cash flows, market multiples to estimate day one market value, and control premiums to apply in estimating the Alcon business fair value. These fair value measurements were classified as “Level 3” in the fair value hierarchy. The section “Impairment of goodwill and intangible assets” in Note 1 to the Consolidated Financial Statements of the 2019 Annual Report provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques.

Transaction costs that were directly attributable to the distribution (spin-off) of Alcon to the Novartis shareholders, and that would otherwise have been avoided, were recorded as a deduction from equity.

For additional disclosures, refer to Notes 3 and 10.

New IFRS standard effective as of January 1, 2020

IFRS 3 Business Combination amendments

The IASB issued amendments to IFRS 3 Business Combinations that revised the definition of a business, which assist entities with the evaluation of when an asset or group of assets acquired or disposed of should be considered a business. This amended standard has been applied to transactions entered into on or after January 1, 2020. The amended standard allows an entity to apply an optional concentration test, on a transaction-by-transaction basis, to evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If this optional concentration test is met, the entity may choose to consider the transaction an acquisition of an asset or set of assets. The adoption of this amended standard on January 1, 2020 did not have a significant impact on our consolidated financial statements and is not expected to have a significant impact in future periods. However, this will depend on the facts and circumstances of future transactions and if the Group decides to apply the optional concentration test in the assessment of whether an acquired set of activities and assets is or is not a business.

There are no other IFRS standards or interpretations not yet effective that would be expected to have a material impact on the Group.

3. Significant transactions

Significant transactions in 2020

Innovative Medicines – acquisition of The Medicines Company
On November 23, 2019, Novartis entered into an agreement and plan of merger (the Merger Agreement) with The Medicines Company, a US-based pharmaceutical company headquartered in Parsippany, New Jersey USA. Pursuant to the Merger Agreement, on December 5, 2019, Novartis, through a subsidiary, commenced a tender offer to acquire all outstanding shares of The Medicines Company for USD 85 per share, or a total consideration of approximately USD 9.6 billion in cash on a fully diluted basis, including the equivalent share value related to The Medicines Company’s convertible notes, in accordance with their terms. The tender offer expired on January 3, 2020, and on January 6, 2020, the acquiring subsidiary merged with and into The Medicines Company, resulting in The Medicines Company becoming an indirect wholly owned subsidiary of Novartis. Novartis financed the transaction through available cash, and short- and long-term borrowings.

The Medicines Company is focused on the development of inclisiran, a potentially first-in-class, twice yearly therapy that allows administration during patients’ routine visits to their healthcare professionals and will potentially contribute to improved patient adherence and sustained lower LDL-C levels.

The fair value of the total purchase consideration was USD 9.6 billion. The preliminary purchase price allocation resulted in net identifiable assets of approximately USD 7.1 billion, consisting of USD 8.5 billion intangible assets, USD 0.1 billion other net assets, USD 1.5 billion net deferred tax liabilities and goodwill of approximately USD 2.5 billion.

Results of operations since the date of acquisition were not material.

Sandoz – acquisition of the Japanese business of Aspen Global Incorporated
On November 11, 2019, Sandoz entered into an agreement for the acquisition of the Japanese business of Aspen Global Incorporated (AGI), a wholly owned subsidiary of Aspen Pharmacare Holdings Limited. Under the agreement, Sandoz acquired the shares in Aspen Japan K.K. and associated assets held by AGI. The transaction closed on January 31, 2020.

Aspen’s portfolio in Japan consists of off-patent medicines with a focus on anesthetics and specialty brands. The acquisition will enable Sandoz to expand its presence in the third-largest worldwide generics marketplace.

The purchase price consist of EUR 300 million (USD 331 million) upfront payment, less customary purchase price adjustment of EUR 29 million (USD 32 million), plus potential milestone payments of up to EUR 120 million (USD 132 million), which AGI is eligible to receive upon the achievement of specified milestones.

The fair value of the total purchase consideration was EUR 342 million (USD 377 million). The amount consisted of an initial cash payment of EUR 271 million (USD 299 million) and the fair value of contingent consideration of EUR 71 million (USD 78 million), which they are eligible to receive upon the achievement of specified milestones. The preliminary purchase price allocation resulted in net identifiable assets of approximately USD 308 million, consisting of USD 269 million intangible assets, USD 26 million other net assets, USD 13 million net deferred tax assets and goodwill of approximately USD 69 million. Results of operations since the date of acquisition were not material.

Sandoz – retention of US dermatology business and generic US oral solids portfolio, previously planned to be divested
On September 6, 2018, Novartis announced that it entered into a stock and asset purchase agreement (SAPA) with Aurobindo Pharma USA Inc. (Aurobindo) for the sale of selected portions of its Sandoz US portfolio, specifically the Sandoz US dermatology business and generic US oral solids portfolio, for USD 0.8 billion in cash and potential earnouts. The closing was conditional on obtaining regulatory approval.

In March 2020, Novartis took the decision to retain the Sandoz US generic oral solids and dermatology businesses and entered into a mutual agreement with Aurobindo to terminate the transaction. The decision was taken as regulatory approval from the US Federal Trade Commission was not obtained within the SAPA agreed timelines.

The cumulative amount of the depreciation on property, plant and equipment and amortization on intangible assets, not recorded in the consolidated income statement since the date of classification as held for sale, amounting to USD 38 million and USD 102 million, respectively, was recognized in the consolidated income statement in the first quarter of 2020. In addition, an impairment of currently marketed products of USD 42 million was recognized in the first quarter of 2020 consolidated income statement.

As at March 31, 2020, the assets and liabilities of the Sandoz US generic oral solids and dermatology businesses were reclassified out of assets and liabilities of disposal group held for sale. The prior year balance sheet is not required to be restated.

In the Group’s consolidated balance sheet at December 31, 2019, the assets and liabilities classified as disposal group assets and liabilities held for sale consisted of the following:

(USD millions)	Dec 31, 2019

Assets of disposal group classified as held for sale
Property, plant and equipment	169
Intangible assets other than goodwill	475
Deferred tax assets	11
Other non-current assets	2
Inventories	181
Other current assets	3

Total	841

Liabilities of disposal group classified as held for sale
Deferred tax liabilities	2
Provisions and other non-current liabilities	4
Provisions and other current liabilities	25

Total	31

There are no cumulative income or expenses included in other comprehensive income relating to the disposal group.

Significant transactions in 2019

Completion of the spin-off of the Alcon business through a dividend in kind distribution to Novartis AG shareholders

On June 29, 2018, Novartis announced its intention to seek shareholder approval for the spin-off of the Alcon business into a separately traded standalone company, following the complete structural separation of the Alcon business into a standalone company (the Alcon business or Alcon Inc.).

The Novartis AG shareholders approved the spin-off of the Alcon business at the 2019 Annual General Meeting held on February 28, 2019, subject to completion of certain conditions precedent to the distribution. Upon shareholder approval, the Alcon business was reported as discontinued operations, and the fair value of the Alcon business exceeded the carrying value of its net assets.

The conditions precedent to the spin-off were met and on April 8, 2019 the spin-off of the Alcon business was effected by way of a distribution of a dividend in kind of Alcon Inc. shares to Novartis AG shareholders and ADR (American Depositary Receipt) holders (the Distribution), which amounted to USD 23.4 billion and is recognized as a reduction to retained earnings. Through the Distribution, each Novartis AG shareholder received one Alcon Inc. share for every five Novartis AG shares/ADRs they held on April 8, 2019, close of business. As of April 9, 2019, the shares of Alcon Inc. are listed on the SIX Swiss Exchange (SIX) and on the New York Stock Exchange (NYSE) under the symbol “ALC.”

The dividend in kind distribution liability to effect the spin-off of the Alcon business (the distribution liability) amounted to USD 26.4 billion at March 31, 2019, unchanged from its initial recognition on February 28, 2019, and was in excess of the carrying value of the Alcon business net assets as of February 28, 2019, and as of March 31, 2019. The net assets of the Alcon business amounted to USD 23.1 billion as at March 31, 2019.

On March 6, 2019, Alcon entered into financing arrangements with a syndicate of banks under which it borrowed on April 2, 2019, a total amount of USD 3.2 billion. These borrowings consisted of approximately USD 2.8 billion and the equivalent of USD 0.4 billion in EUR in bridge and other term loans under such Alcon facilities agreement. In addition, approximately USD 0.3 billion of borrowings under a number of local bilateral facilities in different countries, with the largest share of borrowings in Japan, were raised. This resulted in a total gross debt of USD 3.5 billion. These outstanding borrowings of the Alcon legal entities were recorded in the balance sheet and financing cash flow from discontinued operations. Prior to the spin-off, through a series of intercompany transactions, Alcon legal entities paid approximately USD 3.1 billion in cash to Novartis and its affiliates.

At the April 8, 2019 Distribution, the fair value of the distribution liability of the Alcon business amounted to USD 23.4 billion, a decrease of USD 3.0 billion from March 31, 2019. As mentioned above, prior to the spin-off, through a series of intercompany transactions, Alcon legal entities incurred additional net financial debt and paid approximately USD 3.1 billion in cash to Novartis and its affiliates. This additional net debt and transactions resulted in a decrease in Alcon’s net assets to USD 20.0 billion at the date of the Distribution of the dividend in kind to Novartis AG shareholders on April 8, 2019. The distribution liability at April 8, 2019, remained in excess of the then-carrying value of the Alcon business net assets.

Certain consolidated foundations own Novartis AG dividend-bearing shares restricting their availability for use by the Group. These Novartis AG shares are accounted for as treasury shares. Through the Distribution, these foundations received Alcon Inc. shares representing an approximate 4.7% equity interest in Alcon Inc. Upon the loss of control of Alcon Inc. through the Distribution, the financial investment in Alcon Inc. was recognized at its fair value based on the opening traded share price of Alcon Inc. on April 9, 2019 (a Level 1 hierarchy valuation). At initial recognition, its fair value of USD 1.3 billion was reported on the Group’s consolidated balance sheet as a financial asset. Management has designated this investment at fair value through other comprehensive income.

The total non-taxable, non-cash gain recognized at the distribution date of the spin-off of the Alcon business amounted to USD 4.7 billion consisting of:

(USD millions)	April 8, 2019

Net assets derecognized[1]	-20 025
Derecognition of distribution liability	23 434

Difference between net assets and distribution liability	3 409

Recognition of Alcon Inc. shares obtained through consolidated foundations	1 273
Currency translation gains recycled into the consolidated income statement	123
Transaction costs recognized in the consolidated income statement	-114

Gain on distribution of Alcon Inc. to Novartis AG shareholders	4 691

[1] See Note 10 for additional information.

For additional disclosure on discontinued operations, refer to Note 10.

Innovative Medicines – acquisition of IFM Tre, Inc.
On May 7, 2019, Novartis acquired IFM Tre, Inc., a privately held, US-based biopharmaceutical company focused on developing anti-inflammatory medicines targeting the NLRP3 inflammasome. The acquisition gives Novartis full rights to IFM Tre, Inc.’s portfolio of NLRP3 antagonists. The NLRP3 antagonists portfolio consists of one clinical program and two preclinical programs: IFM-2427, a first-in-class, clinical-stage systemic antagonist for an array of chronic inflammatory disorders, including atherosclerosis and nonalcoholic steatohepatitis (NASH); a preclinical-stage gutdirected molecule for the treatment of inflammatory bowel disease; and a preclinical-stage central nervous system (CNS)-penetrant molecule.

The previously held interest of 9% was adjusted to its fair value of USD 33 million through the consolidated income statement at acquisition date. This remeasurement resulted in a gain of USD 14 million. The fair value of the total purchase consideration for acquiring the 91% stake Novartis did not already own amounted to USD 361 million. The amount consisted of an initial cash payment of USD 285 million, and the fair value of the contingent consideration of USD 76 million due to the IFM Tre, Inc. shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 355 million, mainly intangibles, and goodwill of USD 39 million. The 2019 results of operations since the date of acquisition were not material.

Innovative Medicines – acquisition of Xiidra
On May 8, 2019, Novartis entered into an agreement with Takeda Pharmaceutical Company Limited (Takeda) to acquire the assets associated with Xiidra (lifitegrast ophthalmic solution) 5% worldwide. Xiidra is the first and only prescription treatment approved to treat both signs and symptoms of dry eye by inhibiting inflammation caused by the disease. The transaction bolsters the Novartis front-of-the-eye portfolio and ophthalmic leadership. The transaction closed on July 1, 2019. The purchase price consists of a USD 3.4 billion upfront payment, customary purchase price adjustments of USD 0.1 billion, and the potential milestone payments of up to USD 1.9 billion, which Takeda is eligible to receive upon the achievement of specified commercialization milestones.

The fair value of the total purchase consideration is USD 3.7 billion. The amount consists of an initial cash payment of USD 3.5 billion, and the fair value of the contingent consideration of USD 0.2 billion, which Takeda is eligible to receive upon the achievement of specified commercialization milestones.

The purchase price allocation resulted in net identifiable assets of approximately USD 3.6 billion, consisting mainly of intangible assets of USD 3.6 billion, and goodwill amounted to approximately USD 0.1 billion. In 2019, from the date of acquisition, the business generated net sales of USD 0.2 billion. Management estimates that net sales for the entire year of 2019 would have amounted to USD 0.3 billion, had the business been acquired at the beginning of the 2019 reporting period. The 2019 results of operations since the date of acquisition were not material.

4. Summary of equity attributable to Novartis AG shareholders

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	2020	2019	Change	Q1 2020	Q1 2019	Change

Balance at beginning of year	2 265.0	2 311.2	-46.2	55 474	78 614	-23 140

Impact of change in accounting policy [1]					3	-3

Restated equity at January 1				55 474	78 617	-23 143

Shares acquired to be cancelled		-0.8	0.8		-71	71
Other share purchases	-1.5	-1.4	-0.1	-141	-131	-10
Exercise of options and employee transactions	14.7	5.5	9.2	823	200	623
Equity-based compensation	10.2	8.3	1.9	162	272	-110
Shares delivered to Alcon employees as a result of the Alcon spin-off	0.3		0.3	21		21
Taxes on treasury share transactions				30		30
Decrease of treasury share repurchase obligation under a share buyback trading plan					284	-284
Dividends to shareholders of Novartis AG				-6 987	-6 645	-342
Dividend in kind to effect the spin-off of Alcon Inc.[2]					-26 361	26 361
Net income of the period attributable to shareholders of Novartis AG				2 176	1 766	410
Other comprehensive income attributable to shareholders of Novartis AG				-660	-756	96
Transaction costs, net of taxes[3]					48	-48
Other movements[4]				5	6	-1

Balance at March 31	2 288.7	2 322.8	-34.1	50 903	47 229	3 674

1 In 2019, the impact of change in accounting policy includes USD 3 million related to the implementation of IFRS 16 Leases.
[2] Fair value of the dividend in kind of Alcon Inc. shares to Novartis AG shareholders and ADR (American Depositary Receipt) holders approved at the 2019 Annual General Meeting held on February 28, 2019. Distribution was effected on April 8, 2019, whereby each Novartis AG shareholders and ADR holder received 1 Alcon Inc. share for every 5 Novartis AG shares/ADRs they held on April 8, 2019, close of business (see Notes 2, 3 and 10 for further details).

3 In 2019, Transaction costs directly attributable to the distribution (spin-off) of the Alcon business to Novartis AG shareholders.
[4] Impact of hyperinflationary economies

5. Financial instruments

Fair value by hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of March 31, 2020 and December 31, 2019. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2019 Annual Report, published on January 29, 2020.

	Level 1		Level 2		Level 3		Total

(USD millions)	Mar 31, 2020	Dec 31, 2019	Mar 31, 2020	Dec 31, 2019	Mar 31, 2020	Dec 31, 2019	Mar 31, 2020	Dec 31, 2019

Marketable securities
Debt securities			23	24			23	24
Fund investments	35	37					35	37

Total marketable securities	35	37	23	24			58	61
Derivative financial instruments			209	102			209	102

Total marketable securities and derivative financial instruments	35	37	232	126			267	163

Long-term financial investments
Debt and equity securities	593	976			594	581	1 187	1 557
Fund investments					233	233	233	233
Contingent consideration receivables					444	399	444	399

Total long-term financial investments	593	976			1 271	1 213	1 864	2 189

Associated companies at fair value through profit or loss					173	186	173	186

Contingent consideration payables					-1 085	-1 036	-1 085	-1 036
Other financial liabilities					-26	-29	-26	-29
Derivative financial instruments			-85	-185			-85	-185

Total financial liabilities at fair value			-85	-185	-1 111	-1 065	-1 196	-1 250

During the first quarter of 2020, there were no significant transfers from one level to the other and no significant transactions associated with level 3 financial instruments.

The fair value of straight bonds amounted to USD 27.6 billion at March 31, 2020 (USD 23.7 billion at December 31, 2019) compared to the balance sheet value of USD 26.0 billion at March 31, 2020 (USD 22.2 billion at December 31, 2019). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value. The carrying amount of financial assets included in the line total long-term financial investments of USD 1.9 billion at March 31, 2020 (USD 2.2 billion at December 31, 2019) is included in line “Financial and other non-current assets” of the consolidated balance sheets.

In accordance with the consolidated foundations Alcon Inc. share divestment plans, Alcon Inc. shares with a fair value of USD 287 million were sold, or otherwise disposed of, in the first quarter of 2020 and the USD 16 million gain on disposal was transferred from other comprehensive income to retained earnings.

The Group’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

Non-current financial debt – issuance of bonds

On February 11, 2020, Novartis issued the following straight bonds:

Coupon	Currency	Nominal amount (USD million)	Maturity year	Issuer	Issue price	Carrying value Mar 31, 2020 (USD millions)

1.75%	USD	1 000	2025	Novartis Capital Corporation, New York, United States	99.852%	996
2.00%	USD	1 250	2027	Novartis Capital Corporation, New York, United States	99.909%	1 245
2.20%	USD	1 500	2030	Novartis Capital Corporation, New York, United States	99.869%	1 492
2.75%	USD	1 250	2050	Novartis Capital Corporation, New York, United States	97.712%	1 213

6. Details to the consolidated statements of cash flows

6.1. Reversal of non-cash items and other adjustments from continuing operations

(USD millions)	Q1 2020	Q1 2019	Change

Depreciation, amortization and impairments on:
Property, plant and equipment	381	348	33
Right-of-use assets	76	75	1
Intangible assets	953	1 018	-65
Financial assets[1]	39	12	27
Non-cash change in provisions and other non-current liabilities	720	60	660
Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-61	-69	8
Equity-settled compensation expense	178	198	-20
Income from associated companies	-123	-80	-43
Taxes	448	272	176
Net financial expense	246	182	64

Total	2 857	2 016	841

[1] Includes fair value adjustments

6.2. Total amount of taxes paid

In the first quarter of 2020, the total amount of taxes paid amounted to USD 596 million, which was included within "Net cash flows from operating activities from continuing operations."

In the first quarter of 2019, the total amount of taxes paid amounted to USD 438 million, of which USD 400 million was included within "Net cash flows from operating activities from continuing operations" and USD 38 million was included within "Net cash flows from operating activities from discontinued operations."

6.3. Cash flows arising from acquisitions and divestments of businesses, net

(USD millions)	Q1 2020	Q1 2019

Net assets recognized as a result of business combinations	-9 998	-79
Receivables and payables contingent consideration, net	60
Payments, deferred consideration and other adjustments, net	52

Cash flows used for acquisitions of businesses	-9 886	-79

Cash flows used for divestments of businesses, net[1]	-15	-17

Cash flows used for acquisitions and divestments of businesses, net	-9 901	-96

 1 In the first quarter 2020, the USD 15 million included USD 17 million net cash outflows for previous years divestments and a prepaid sales price of USD 2 million for a business divestment.
 In the first quarter 2019, the USD 17 million represented the net cash outflows for previous years divestments.

Notes 3 and 7 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

For net cash flows used in investing activities from discontinued operations, see Note 10.

7. Acquisitions of businesses

Fair value of assets and liabilities arising from acquisitions:

(USD millions)	Q1 2020	Q1 2019

Property, plant and equipment	26	43
Right-of-use assets	32
Currently marketed products	269
Acquired research and development	8 575
Deferred tax assets	464	2
Financial and other assets	49
Inventories	84	6
Trade receivables, marketable securities and other current assets	109
Cash and cash equivalents	76
Deferred tax liabilities	-1 924
Current and non-current financial debts	-32
Current and non-current lease liabilities	-44
Trade payables and other liabilities	-144	-6

Net identifiable assets acquired	7 540	45
Acquired cash and cash equivalents	-76
Goodwill	2 534	34

Net assets recognized as a result of business combinations	9 998	79

Note 3 details significant acquisitions of businesses, specifically, in first quarter 2020, The Medicines Company and the Japanese business of AGI and there were no significant acquisitions in first quarter 2019. The goodwill arising out of these acquisitions is attributable to the buyer specific synergies, the assembled workforce, and the accounting for deferred tax liabilities on the acquired assets. Goodwill of USD 69 million in the first quarter 2020 (2019: nil) is tax deductible.

8. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow.

Note 20 to the Consolidated Financial Statements in our 2019 Annual Report and 2019 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of April 27, 2020 of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2019 Annual Report and 2019 Form 20-F.

INVESTIGATIONS AND RELATED LITIGATIONS
Government generic pricing antitrust investigations, antitrust class actions
Since 2016, Sandoz Inc. received grand jury subpoenas and a civil investigative demand and interrogatories from the Antitrust and Civil Divisions of the US Department of Justice (DOJ) in connection with alleged price fixing and market allocation of generic drugs in the US market as well as alleged False Claims Act violations. Sandoz Inc. reached a resolution with the DOJ Antitrust Division, pursuant to which Sandoz Inc. agreed to pay USD 195 million and entered into a deferred prosecution agreement. The Sandoz resolution related to instances of misconduct at the company between 2013 and 2015 with regard to certain generic drugs sold in the United States. Under the terms of that agreement, Sandoz Inc. will continue to take steps to enhance its compliance program, employee training and monitoring, and will continue to cooperate with the US government’s ongoing investigation into the generic pharmaceutical industry. Sandoz Inc. is also in negotiations with the DOJ Civil Division to resolve potential related claims and has recorded a provision of USD 185 million.

In addition to the matters described above, there have been other developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2019 Annual Report and 2019 Form 20-F.

Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.

9. Segmentation of key figures

The businesses of Novartis are divided operationally on a worldwide basis into two identified reporting segments, Innovative Medicines and Sandoz. In addition, we separately report Corporate activities.

Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision maker which is the Executive Committee of Novartis. The reporting segments are managed separately because they each research, develop, manufacture, distribute and sell distinct products that require differing marketing strategies.

The Executive Committee of Novartis is responsible for allocating resources and assessing the performance of the reporting segments.

The reporting segments are as follows:

Innovative Medicines researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division is organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals. Novartis Oncology consists of the global business franchise Oncology, and Novartis Pharmaceuticals consists of the global business franchises Ophthalmology; Immunology, Hepatology and Dermatology; Neuroscience; Respiratory; Cardiovascular, Renal and Metabolism; and Established Medicines.

Sandoz develops, manufactures and markets finished dosage form medicines as well as intermediary products including active pharmaceutical ingredients. Sandoz is organized globally into three franchises: Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of small molecule pharmaceuticals to third parties across a broad range of therapeutic areas, as well as finished dosage form of anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures and supplies active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.

The divisions are supported by Novartis Institutes for BioMedical Research, Global Drug Development, Novartis Technical Operations and Novartis Business Services. Corporate includes the costs of the Group headquarters and those of corporate coordination functions in major countries, and items that are not specific to one segment. Further details are provided in Note 3 to the Consolidated Financial Statements of the 2019 Annual Report.

Following the February 28, 2019, shareholders’ approval of the spin-off of the Alcon business, the Group reported its financial results for the current and prior years as “continuing operations” and “discontinued operations” (refer to Notes 2, 3 and 10 for further details).

Continuing operations comprise the activities of Innovative Medicines and Sandoz Divisions and the continuing Corporate activities.

Discontinued operations included in the first quarter of 2019 the operational results from the Alcon eye care devices business, certain Corporate activities attributable to the Alcon business prior to the spin-off, and certain other expenses related to the Distribution (see Notes 2, 3 and 10).

Segmentation – Consolidated income statement – First quarter

	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019

Net sales to third parties from continuing operations	9 755	8 780	2 528	2 326			12 283	11 106
Sales to continuing and discontinued segments	190	249	49	39	-239	-235		53

Net sales from continuing operations	9 945	9 029	2 577	2 365	-239	-235	12 283	11 159
Other revenues	256	261	13	28	156	7	425	296
Cost of goods sold	-2 526	-2 224	-1 456	-1 276	260	249	-3 722	-3 251

Gross profit from continuing operations	7 675	7 066	1 134	1 117	177	21	8 986	8 204
Selling, general and administration	-2 857	-2 653	-520	-562	-109	-115	-3 486	-3 330
Research and development	-1 866	-2 105	-194	-194			-2 060	-2 299
Other income	172	75	32	37	57	91	261	203
Other expense	-369	-274	-497	-125	-91	-137	-957	-536

Operating income from continuing operations	2 755	2 109	-45	273	34	-140	2 744	2 242

as % of net sales	28.2%	24.0%	-1.8%	11.7%			22.3%	20.2%

Income from associated companies					123	80	123	80
Interest expense							-239	-226
Other financial income and expense, net							-7	44

Income before taxes from continuing operations							2 621	2 140
Taxes							-448	-272

Net income from continuing operations							2 173	1 868

Net loss from discontinued operations								-101

Net income							2 173	1 767

Segmentation – Additional consolidated balance sheet disclosure

	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	Mar 31, 2020	Dec 31, 2019	Mar 31, 2020	Dec 31, 2019	Mar 31, 2020	Dec 31, 2019	Mar 31, 2020	Dec 31, 2019

Net operating assets	67 647	55 893	12 490	12 664			80 760	71 489

Included in net operating assets are:
Property, plant and equipment	9 471	9 632	1 931	1 888	531	549	11 933	12 069
Goodwill	21 190	18 750	7 740	7 767	7	7	28 937	26 524
Intangible assets other than goodwill	35 683	27 586	1 675	1 125	93	76	37 451	28 787

Segmentation – Net sales by region1 – First quarter

	Q1 2020	Q1 2019	% change		Q1 2020	Q1 2019

	USD m	USD m	USD	cc 2	% of total	% of total

Innovative Medicines
Europe	3 402	3 134	9	12	35	36
US	3 542	2 993	18	18	36	34
Asia/Africa/Australasia	2 178	2 017	8	9	22	23
Canada and Latin America	633	636	0	11	7	7

Total	9 755	8 780	11	13	100	100

Of which in Established Markets	7 357	6 567	12	13	75	75
Of which in Emerging Growth Markets	2 398	2 213	8	14	25	25

Sandoz
Europe	1 428	1 241	15	19	56	53
US	570	590	-3	-3	23	25
Asia/Africa/Australasia	334	318	5	7	13	14
Canada and Latin America	196	177	11	19	8	8

Total	2 528	2 326	9	11	100	100

Of which in Established Markets	1 845	1 695	9	11	73	73
Of which in Emerging Growth Markets	683	631	8	13	27	27

Continuing operations
Europe	4 830	4 375	10	14	39	39
US	4 112	3 583	15	15	33	32
Asia/Africa/Australasia	2 512	2 335	8	9	20	21
Canada and Latin America	829	813	2	13	8	8

Total	12 283	11 106	11	13	100	100

Of which in Established Markets	9 202	8 262	11	13	75	74
Of which in Emerging Growth Markets	3 081	2 844	8	14	25	26

[1] Net sales from operations by location of third-party customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.

Segmentation – Net sales by business franchise

Innovative Medicines Division net sales by business franchise – First quarter

	Q1 2020	Q1 2019	% change	% change
	USD m	USD m	USD	cc 1

Oncology
Tasigna	487	434	12	15
Promacta/Revolade	403	307	31	33
Sandostatin	374	392	-5	-3
Tafinlar + Mekinist	366	297	23	26
Gleevec/Glivec	329	307	7	9
Jakavi	318	258	23	27
Afinitor/Votubia	296	373	-21	-20
Exjade/Jadenu	172	238	-28	-26
Votrient	166	187	-11	-9
Kisqali	161	91	77	82
Lutathera	112	106	6	6
Kymriah	93	45	107	109
Piqray	74		nm	nm
Adakveo	15		nm	nm
Other	282	286	-1	1

Total Novartis Oncology business unit	3 648	3 321	10	12

Ophthalmology
Lucentis	487	533	-9	-6
Xiidra	90		nm	nm
Beovu	68		nm	nm
Other	551	628	-12	-10

Total Ophthalmology	1 196	1 161	3	5

Immunology, Hepatology and Dermatology
Cosentyx	930	791	18	19
Ilaris	213	151	41	44

Total Immunology, Hepatology and Dermatology	1 143	942	21	23

Neuroscience
Gilenya	772	766	1	2
Zolgensma	170		nm	nm
Aimovig	36	18	100	108
Mayzent	30		nm	nm
Other	12	13	-8	0

Total Neuroscience	1 020	797	28	30

Cardiovascular, Renal and Metabolism
Entresto	569	357	59	62
Other	1	6	-83	-95

Total Cardiovascular, Renal and Metabolism	570	363	57	59

Respiratory
Xolair	307	281	9	13
Ultibro Group	160	157	2	5
Other	4	7	-43	-25

Total Respiratory	471	445	6	9

Established Medicines
Galvus Group	338	315	7	10
Diovan Group	274	261	5	9
Exforge Group	258	267	-3	0
Zortress/Certican	127	116	9	12
Neoral/Sandimmun(e)	101	103	-2	1
Voltaren/Cataflam	92	113	-19	-17
Other	517	576	-10	-8

Total Established Medicines	1 707	1 751	-3	0

Total Novartis Pharmaceuticals business unit	6 107	5 459	12	14

Total division net sales	9 755	8 780	11	13

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.

nm = not meaningful

Net sales of the top 20 Innovative Medicines Division products in 2020 – First quarter

			US		Rest of world			Total

Brands	Business franchise	Key indication	USD m	% change USD/cc 1	USD m	% change USD	% change cc 1	USD m	% change USD	% change cc 1

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	576	22	354	12	16	930	18	19
Gilenya	Neuroscience	Relapsing multiple sclerosis	388	-1	384	3	6	772	1	2
Entresto	Cardiovascular, Renal and Metabolism	Chronic heart failure	293	47	276	75	80	569	59	62
Lucentis	Ophthalmology	Age-related macular degeneration			487	-9	-6	487	-9	-6
Tasigna	Oncology	Chronic myeloid leukemia	203	13	284	12	16	487	12	15
Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	187	26	216	36	40	403	31	33
Sandostatin	Oncology	Carcinoid tumors and acromegaly	213	-1	161	-9	-5	374	-5	-3
Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	132	23	234	23	27	366	23	26
Galvus Group	Established Medicines	Diabetes			338	7	10	338	7	10
Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	104	32	225	-1	1	329	7	9
Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV)			318	23	27	318	23	27
Xolair	Respiratory	Severe Allergic Asthma (SAA) and Chronic Spontaneous Urticaria (CSU)			307	9	13	307	9	13
Afinitor/Votubia	Oncology	Breast cancer/TSC	169	-28	127	-9	-6	296	-21	-20
Diovan Group	Established Medicines	Hypertension	26	53	248	2	6	274	5	9
Exforge Group	Established Medicines	Hypertension	4	33	254	-4	0	258	-3	0
Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	88	35	125	45	50	213	41	44
Exjade/Jadenu	Oncology	Chronic iron overload	44	-61	128	2	5	172	-28	-26
Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	170	nm				170	nm	nm
Votrient	Oncology	Renal cell carcinoma	64	-25	102	0	3	166	-11	-9
Kisqali	Oncology	HR+/HER2- metastatic breast cancer	74	37	87	135	146	161	77	82

Top 20 products total			2 735	16	4 655	10	13	7 390	12	14

Rest of portfolio			807	29	1 558	1	4	2 365	9	11

Total division sales			3 542	18	6 213	7	11	9 755	11	13

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.

nm = not meaningful

Sandoz Division net sales by business franchise – First quarter

	Q1 2020	Q1 2019	% change	% change
	USD m	USD m	USD	cc 2

Retail Generics[1]	1 969	1 850	6	9
Biopharmaceuticals	450	351	28	31
Anti-Infectives	109	125	-13	-11

Total division net sales	2 528	2 326	9	11

1 Of which USD 222 million (2019: USD 204 million) represents Anti-Infectives sold under Sandoz name
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 43.

The product portfolio of Sandoz is widely spread in 2020 and 2019.

Segmentation – Other revenue – First quarter

	Innovative Medicines		Sandoz		Corporate		Group

(USD millions)	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019

Profit sharing income	198	169					198	169
Royalty income	30	34	8	3	156	7	194	44
Milestone income	20	51		23			20	74
Other[1]	8	7	5	2			13	9

Total other revenues	256	261	13	28	156	7	425	296

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.

10. Discontinued operations

Discontinued operations included in the first quarter of 2019 the operational results from the Alcon eye care devices business, certain Corporate activities attributable to the Alcon business prior to the spin-off, and certain other expenses related to the Distribution (refer to Note 3 for further details).

The Alcon eye care devices business researched, discovered, developed, manufactured, distributed and sold a broad range of eye care products. Alcon was organized into two global business franchises, Surgical and Vision Care. Alcon also provided services, training, education and technical support for both the Surgical and Vision Care businesses.

Consolidated income statement

(USD millions)	Q1 2019

Net sales to third parties from discontinued operations	1 777
Sales to continuing segments	32

Net sales from discontinued operations	1 809
Cost of goods sold	-860

Gross profit from discontinued operations	949
Selling, general and administration	-638
Research and development	-142
Other income	15
Other expense	-113

Operating income from discontinued operations	71

as % of net sales	4.0%

Interest expense	-10
Other financial income and expense	-3

Income before taxes from discontinued operations	58
Taxes	-159

Net loss from discontinued operations[1]	-101

[1] See Note 3 for further details on the non-taxable non-cash gain on distribution of Alcon Inc. to Novartis AG shareholders recognized on April 8, 2019, date of Distribution.

Supplemental disclosures related to the Alcon business distributed to Novartis AG shareholders

Cash flows used in investing activities from discontinued operations

Cash flows used in investing activities from discontinued operations include the investing activities of the Alcon business in all periods.

(USD millions)	Q1 2020	Q1 2019

Payments out of provisions attributable to the spin-off of the Alcon business	-14

Cash flows attributable to the spin-off of the Alcon business	-14

Other cash flows used in investing activities, net		-423

Net cash flows used in investing activities from discontinued operations	-14	-423

Cash flows from financing activities from discontinued operations

In the first quarter of 2020, the net cash outflows from financing activities from discontinued operations of USD 13 million was for transaction cost payment directly attributable to the distribution (spin-off) of the Alcon business to Novartis shareholders (see Note 3).

In the first quarter of 2019, the net cash inflows from financing activities from discontinued operations of USD 0.6 billion included mainly USD 0.3 billion from Alcon borrowings, partly offset by USD 51 million transaction cost payment attributable to the distribution (spin-off) of the Alcon business to Novartis shareholders (see Note 3).

Significant transaction closed in 2019

In March 2019, Alcon acquired PowerVision, Inc. (PowerVision), a privately-held, US-based medical device development company focused on developing accommodative, implantable intraocular lenses. The fair value of the total purchase consideration was USD 424 million. The amount consisted of an initial cash payment of USD 289 million and the net present value of the contingent consideration of USD 135 million, due to PowerVision shareholders, which they are eligible to receive upon the achievement of specified regulatory and commercialization milestones. The purchase price allocation resulted in net identifiable assets of USD 418 million, consisting of intangible assets, of USD 505 million, net deferred tax liabilities of USD 93 million, other net assets of USD 6 million, and goodwill of USD 6 million. The 2019 results of operations since the date of the acquisition are not material.

For additional information related to the distribution (spin-off) of the Alcon business to Novartis AG shareholders, effected through a dividend in kind distribution that was completed on April 8, 2019, refer to Note 3.

11. Events subsequent to the March 31, 2020, consolidated balance sheet date

On April 24, 2020 in accordance with its terms, Novartis repaid a USD 1 billion bond issued in 2010.

SUPPLEMENTARY INFORMATION (unaudited)

Non-IFRS disclosures

Core results

The Group’s core results –including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, and certain acquisition and divestment related items. The following items that exceed a threshold of USD 25 million are also excluded: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, impairments of property, plant and equipment and financial assets, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude items which can vary significantly from year to year, the core measures enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.

Constant currencies

Changes in the relative values of non-US currencies to the US dollar can affect the Group’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:

• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD; and

• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD using the average exchange rates from the prior year and comparing them to the prior year values in USD.

We use these constant currency measures in evaluating the Group’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which are not affected by changes in the relative value of currencies.

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Cash flows in connection with the acquisition or divestment of subsidiaries, associated companies and non-controlling interests in subsidiaries are not taken into account to determine free cash flow. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – First quarter

	Innovative Medicines		Sandoz		Corporate		Group

(USD millions unless indicated otherwise)	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019

IFRS operating income from continuing operations	2 755	2 109	-45	273	34	-140	2 744	2 242

Amortization of intangible assets	718	457	163	79			881	536

Impairments
Intangible assets	9	446	42	10			51	456
Property, plant and equipment related to the Group-wide rationalization of manufacturing sites	10	4	10	3			20	7
Other property, plant and equipment		1	2				2	1

Total impairment charges	19	451	54	13			73	464

Acquisition or divestment of businesses and related items
- Income	-1	-1			-36	-1	-37	-2
- Expense	44	16	11		37	2	92	18

Total acquisition or divestment of businesses and related items, net	43	15	11		1	1	55	16

Other items
Divestment gains	-140	-26			-2	-3	-142	-29
Financial assets - fair value adjustments	24	14			15	-2	39	12
Restructuring and related items
- Income	-6	-8	-10			-1	-16	-9
- Expense	111	77	94	52	4	13	209	142
Legal-related items
- Income
- Expense	87	6	385	45	-26		446	51
Additional income	-4	-196	-1	-1	-136	-1	-141	-198
Additional expense		23	22		7	4	29	27

Total other items	72	-110	490	96	-138	10	424	-4

Total adjustments	852	813	718	188	-137	11	1 433	1 012

Core operating income from continuing operations	3 607	2 922	673	461	-103	-129	4 177	3 254

as % of net sales	37.0%	33.3%	26.6%	19.8%			34.0%	29.3%

Income from associated companies					123	80	123	80
Core adjustments to income from associated companies, net of tax					185	198	185	198
Interest expense							-239	-226
Other financial income and expense							-7	44
Core adjustments to other financial income and expense							-15
Taxes, adjusted for above items (core taxes)							-675	-539

Core net income from continuing operations							3 549	2 811
Core net income from discontinued operations[1]								278

Core net income							3 549	3 089

Core net income attributable to shareholders of Novartis AG							3 552	3 088

Core basic EPS from continuing operations (USD)[2]							1.56	1.21
Core basic EPS from discontinued operations (USD)[2]								0.12

Core basic EPS (USD)[2]							1.56	1.33

[1] For details on discontinued operations reconciliation from IFRS to core net income, please refer to page 50.
[2] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Group – First quarter

(USD millions unless indicated otherwise)	Q1 2020 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q1 2020 Core results	Q1 2019 Core results

Gross profit from continuing operations	8 986	867	42	23	-34	9 884	8 772
Operating income from continuing operations	2 744	881	73	55	424	4 177	3 254
Income before taxes from continuing operations	2 621	1 066	73	55	409	4 224	3 350
Taxes from continuing operations[5]	-448					-675	-539

Net income from continuing operations	2 173					3 549	2 811

Net income from discontinued operations[6]							278

Net income	2 173					3 549	3 089

Basic EPS from continuing operations (USD)[7]	0.96					1.56	1.21

Basic EPS from discontinued operations (USD)[7]							0.12

Basic EPS (USD)[7]	0.96					1.56	1.33

The following are adjustments to arrive at core gross profit

Other revenues	425				-136	289	254
Cost of goods sold	-3 722	867	42	23	102	-2 688	-2 641

The following are adjustments to arrive at core operating income

Selling, general and administration	-3 486			9	22	-3 455	-3 320
Research and development	-2 060	14	9		3	-2 034	-1 964
Other income	261			-37	-183	41	120
Other expense	-957		22	60	616	-259	-354

The following are adjustments to arrive at core income before taxes

Income from associated companies	123	185				308	278
Other financial income and expense	-7				-15	-22	44

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to in-market products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies; income from associated companies includes USD 185 million for the Novartis share of the estimated Roche core items

[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other expense includes impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: cost of goods sold, selling, general and administration and other expense include net charges related to acquisitions; other income and other expense also include transitional service-fee income and expenses related to the Alcon spin-off

[4] Other items: other revenues includes a settlement of royalties; cost of goods sold includes the cumulative amount of the depreciation up to December 31, 2019, recognized with the reclassification of property, plant and equipment out of assets of disposal group held for sale (see Note 3); cost of goods sold, selling, general and administration, research and development, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites and other restructuring related items; other income and other expense include fair value adjustments and divestment gains and losses on financial assets; other income also includes net gains from the divestment of products; other expense also includes legal provisions and other legal-related items; other financial income and expense includes a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments for continuing operations of USD 1.6 billion to arrive at the core results before tax amounts to USD 227 million. The average tax rate on the adjustments is 14.2%, since the estimated full year core tax charge of 16.0% has been applied to the pre-tax income of the period.

[6] For details on discontinued operations reconciliation from IFRS to core net income please refer to page 50.
[7] Earnings per share (EPS) is calculated on the amount of net income, attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Innovative Medicines – First quarter

(USD millions)	Q1 2020 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q1 2020 Core results	Q1 2019 Core results

Gross profit	7 675	704		12	46	8 437	7 509
Operating income	2 755	718	19	43	72	3 607	2 922

The following are adjustments to arrive at core gross profit

Cost of goods sold	-2 526	704		12	46	-1 764	-1 739

The following are adjustments to arrive at core operating income

Selling, general and administration	-2 857			9	21	-2 827	-2 646
Research and development	-1 866	14	9		3	-1 840	-1 770
Other income	172			-1	-155	16	36
Other expense	-369		10	23	157	-179	-207

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to in-market products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: research and development includes impairment charges related to intangible assets; other expense includes impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: cost of goods sold, selling, general and administration and other expense include net charges related to acquisitions; other income and other expense also include transitional service-fee income and expenses related to the Alcon spin-off

[4] Other items: cost of goods sold and other expense include restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, research and development, other income and other expense include other restructuring income and charges and related items; other income and other expense include fair value adjustments on financial assets; other income also includes net gains from the divestment of products and financial assets; other expense also includes legal-related items

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – First quarter

(USD millions)	Q1 2020 IFRS results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q1 2020 Core results	Q1 2019 Core results

Gross profit	1 134	163	42	11	56	1 406	1 242
Operating income	-45	163	54	11	490	673	461

The following are adjustments to arrive at core gross profit

Cost of goods sold	-1 456	163	42	11	56	-1 184	-1 151

The following are adjustments to arrive at core operating income

Selling, general and administration	-520				1	-519	-559
Other income	32				-10	22	37
Other expense	-497		12		443	-42	-65

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to in-market products and other production-related intangible assets
[2] Impairments: cost of goods sold includes impairment charges related to intangible assets, other expense includes impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: cost of goods sold includes net charges related to an acquisition
[4] Other items: cost of goods sold includes the cumulative amount of the depreciation up to December 31, 2019, recognized with the reclassification of property, plant and equipment out of assets of disposal group held for sale (see Note 3); cost of goods sold, selling, general and administration, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites and other restructuring related items; other expense also includes a legal provision

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – First quarter

(USD millions)	Q1 2020 IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items [1]	Other items [2]	Q1 2020 Core results	Q1 2019 Core results

Gross profit	177				-136	41	21
Operating loss	34			1	-138	-103	-129

The following are adjustments to arrive at core gross profit

Other revenues	156				-136	20	7

The following are adjustments to arrive at core operating income

Other income	57			-36	-18	3	47
Other expense	-91			37	16	-38	-82

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income and other expense include transitional service fee income and expenses related to the Alcon spin-off

[2] Other items: other revenues includes a settlement of royalties; other income and other expense include fair value adjustments and divestment gains and losses on financial assets, and restructuring income and charges and related items; other expense also includes adjustments to legal provisions

CORE RESULTS – Discontinued operations – First quarter

(USD millions)	Q1 2019

Gross profit	1 123
Operating income	350
Income before taxes	337

Taxes	-59

Net income	278

Basic EPS (USD)	0.12

The following are adjustments to arrive at core gross profit

Cost of goods sold	-686

The following are adjustments to arrive at core operating income

Selling, general and administration	-624
Research and development	-136
Other income	12
Other expense	-25

For the reconciliation from IFRS results to core results as at March 31, 2019, please refer to the Novartis Q1 2019 Condensed Interim Financial Report published on April 24, 2019.

Income from associated companies

(USD millions)	Q1 2020	Q1 2019

Share of estimated Roche reported results	230	206
Prior-year adjustment	-64	-129
Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	-42	-40
Partial release of deferred tax liability recognized		43

Net income effect from Roche Holding AG	124	80

Others	-1

Income from associated companies	123	80

Core income from associated companies

(USD millions)	Q1 2020	Q1 2019

Income from associated companies	123	80
Share of estimated Roche core adjustments	83	37
Roche prior year adjustment	102	161

Core income from associated companies	308	278

Condensed consolidated changes in net debt

First quarter

(USD millions)	Q1 2020	Q1 2019

Change in cash and cash equivalents	-6 584	-6 464
Change in marketable securities, commodities, financial debts and financial derivatives	-7 261	1 107

Increase in net debt	-13 845	-5 357
Net debt at January 1	-15 938	-16 184

Net debt at March 31	-29 783	-21 541

Components of net debt

(USD millions)	Mar 31, 2020	Mar 31, 2019

Non-current financial debts	-23 800	-21 225
Current financial debts and derivative financial instruments	-10 956	-7 428

Total financial debt	-34 756	-28 653

Less liquidity:
Cash and cash equivalents	4 528	6 807
Marketable securities, commodities, time deposits and derivative financial instruments	445	305

Total liquidity	4 973	7 112

Net debt at March 31	-29 783	-21 541

Share information

	Mar 31, 2020	Mar 31, 2019

Number of shares outstanding	2 288 678 157	2 322 827 946
Registered share price (CHF)	79.85	95.78
ADR price (USD)	82.45	96.14
Market capitalization (USD billions)[1]	189.9	223.4
Market capitalization (CHF billions)[1]	182.8	222.5

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Free cash flow

First quarter

(USD millions)	Q1 2020	Q1 2019	Change

Operating income from continuing operations	2 744	2 242	502
Adjustments for non-cash items
Depreciation, amortization and impairments	1 449	1 453	-4
Change in provisions and other non-current liabilities	720	60	660
Other	117	129	-12

Operating income adjusted for non-cash items	5 030	3 884	1 146
Dividends received from associated companies and others	487	460	27
Interest and other financial receipts	241	85	156
Interest and other financial payments	-103	-211	108
Taxes paid	-596	-400	-196
Payments out of provisions and other net cash movements in non-current liabilities	-404	-193	-211
Change in inventory and trade receivables less trade payables	-1 418	-697	-721
Change in other net current assets and other operating cash flow items	-709	-594	-115

Net cash flows from operating activities from continuing operations	2 528	2 334	194

Purchases of property, plant and equipment	-237	-282	45
Proceeds from sale of property, plant and equipment	3	164	-161
Purchases of intangible assets	-246	-337	91
Proceeds from sale of intangible assets	56	71	-15
Purchases of financial assets	-52	-109	57
Proceeds from sale of financial assets[1]	10	35	-25
Purchases of other non-current assets	-41	-10	-31
Proceeds from sale of other non-current assets	0	3	-3

Free cash flow from continuing operations	2 021	1 869	152

Free cash flow from discontinued operations[2]		-62	62

Total free cash flow	2 021	1 807	214

[1] For the free cash flow in the first quarter 2020, proceeds from the sales of financial assets excludes the cash inflows from the sale of a portion of the Alcon Inc. shares recognized by certain consolidated foundations through the Alcon spin-off, which amounted to USD 232 million (Q1 2019: nil). See Note 3.

 2 In the first quarter 2019, the free cash flow from discontinued operations was a cash outflow of USD 62 million consisting of USD 78 million net cash inflows from operating activities from discontinued operations, USD 423 million net cash flows used in investing activities from discontinued operations adjusted by USD 283 million of net cash outflows for acquisition and divestments of businesses.

Effects of currency fluctuations

Principal currency translation rates

First quarter

(USD per unit)	Average rates Q1 2020	Average rates Q1 2019	Period-end rates Mar 31, 2020	Period-end rates Mar 31, 2019

1 CHF	1.033	1.003	1.039	1.004
1 CNY	0.143	0.148	0.141	0.149
1 EUR	1.102	1.136	1.100	1.123
1 GBP	1.280	1.302	1.232	1.303
100 JPY	0.918	0.908	0.923	0.903
100 RUB	1.506	1.517	1.260	1.543

Currency impact on key figures

First quarter

The following table provides a summary of the currency impact on key Group figures due to their conversion into US dollars, the Group’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.

	Change in USD % Q1 2020	Change in constant currencies % Q1 2020	Percentage point currency impact Q1 2020	Change in USD % Q1 2019	Change in constant currencies % Q1 2019	Percentage point currency impact Q1 2019

Total Group - Continuing operations
Net sales to third parties	11	13	-2	2	7	-5
Operating income	22	30	-8	-5	4	-9
Net income	16	24	-8	-5	4	-9
Basic earnings per share (USD)	19	27	-8	-5	5	-10
Core operating income	28	34	-6	9	18	-9
Core net income	26	31	-5	5	13	-8
Core basic earnings per share (USD)	29	34	-5	5	13	-8

Innovative Medicines
Net sales to third parties	11	13	-2	5	10	-5
Operating income	31	38	-7	-1	8	-9
Core operating income	23	28	-5	11	19	-8

Sandoz
Net sales to third parties	9	11	-2	-8	-2	-6
Operating loss/income	nm	nm	nm	-33	-25	-8
Core operating income	46	53	-7	-8	1	-9

Corporate
Operating income/loss	nm	nm	nm	19	15	4
Core operating loss	20	19	1	14	10	4

nm = not meaningful

Estimated impact of COVID-19 on key figures

First quarter

The following table provides a summary of the estimated COVID-19 impact in constant currencies on key Group figures.

	In constant currencies % Q1 2020	In constant currencies excl. COVID-19 impact % Q1 2020 [1]	Percentage point impact Q1 2020

Total Group - Continuing operations
Net sales to third parties growth	13	9	4
Core operating income growth	34	22	12
Core operating income margin	34	32	2

Innovative Medicines
Net sales to third parties growth	13	10	3
Core operating income growth	28	17	11

Sandoz
Net sales to third parties growth	11	7	4
Core operating income growth	53	39	14

1 We provide these management estimates based on the best data available to Novartis, as we believe this information is helpful to our investors to better understand Q1 underlying business performance

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “to support,” “ensure,” “estimate,” “growth,” “remain,” “impact,” “ongoing,” “submissions,” “expected,” “focus,” “launch,” “launch investments,” “innovation,” “potential,” “guidance,” “will,” “to grow,” “commitment,” “promising,” “pipeline,” “to make,” “evolve,” “continue,” “to take,” “continues,” “anticipate,” “are supporting,” “participating,” “aim,” “contributing,” “assessing,” “committed,” “to evaluate,” “continuing,” “may,” “momentum,” “could,” “would,” “leveraging,” “launched,” “on track,” “growing,” “continued,” “progressing,” “to determine,” “expanding,” “pending,” “to be completed,” “strongly,” “priority review designation,” “priority,” “breakthrough therapy designation,” “regenerative medicine advanced therapy designation,” “filings,” “outlook,” “unforeseen,” “forecast,” “enter,” “focused,” “to believe,” “believe,” “proposed,” “prevail,” “to improve,” “transformative,” “innovative,” “inventive,” “manageable,” “minimal disruption,” “confident,” “looking ahead,” “expect,” “planned,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding potential manufacturing or supply chain disruptions; or regarding our estimates of the impact of past and future COVID-19 related forward purchasing on sales and on core operating income in the future; or regarding the impact of the COVID-19 pandemic on clinical trials, and research and development timelines; or regarding potential future or pending transactions; or regarding potential future sales or earnings of the Group or any of its divisions or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding drug discovery collaboration efforts and support of clinical trials for existing Novartis medicines and a commitment to donate up to 130 million doses of generic hydroxychloroquine to support the global COVID-19 pandemic response. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: disruptions of our manufacturing or supply chain impacting our ability to meet demand for our products in the future; liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; uncertainties regarding the impact of past and future COVID-19 related forward purchasing on sales and core operating income in the future; the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development timelines; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the strategic benefits, synergies or opportunities expected from the acquisition of the Japanese business of Aspen Global Incorporated, and other transactions described, may not be realized or may be more difficult or take longer to realize than expected; potential adverse reactions to the transaction by customers, suppliers or strategic partners; dependence on key personnel of Aspen Global Incorporated; dependence on third parties to fulfill manufacturing and supply obligations; the uncertainties involved in predicting shareholder returns; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products that commenced in prior years and is expected to continue this year; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, disputes and litigation with business partners or business collaborators, government investigations generally, litigation and investigations regarding sales and marketing practices, and intellectual property disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 109,000 people of more than 145 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

Novartis will conduct a conference call with investors to discuss this news release today at 13:00 Central European time and 7:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting. https://www.novartis.com/investors/event-calendar

Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at. https://www.novartis.com/investors/event-calendar

Important dates
July 21, 2020	Second quarter results 2020
October 27, 2020	Third quarter results 2020